8/1

02042995

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Comercial Gomo SA de CV

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

FILE NO. 82- 34661 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 8/2/02

Exemption Number 82-34661

Grupo Comercial Gomo, S.A. de C.V.
Periodic Disclosure Pursuant to Rule 12g3-2(b)

AR/S
12-31-01

02 AUG -1 ... 9:...

AR/S
12-31-01

GRUPO COMERCIAL GOMO, S. A. DE C. V.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

GRUPO COMERCIAL GOMO, S. A. DE C. V.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

INDEX

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S. C.
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México, D.F.
Teléfono 5 263 6000
Fax 5 263 6010

INDEPENDENT AUDITORS' REPORT

Mexico City, April 19, 2002

To the Stockholders of
Grupo Comercial Gomo, S. A. de C. V.

We have examined the unconsolidated balance sheets of Grupo Comercial Gomo, S. A. de C. V. as of December 31, 2001 and 2000, and the unconsolidated statements of income, changes in stockholders' equity, and changes in financial position for the years then ended. These unconsolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying unconsolidated financial statements have been prepared only for the next Stockholders' Meeting and for legal purposes. Therefore, they should be used together with the consolidated financial statements of Grupo Comercial Gomo, S. A. de C. V. and its subsidiaries, as of December 31, 2001 and 2000, which have been audited at April 19, 2002 and March 28, 2001, respectively.

In our opinion, the above mentioned unconsolidated financial statements present fairly, in all material respects, the unconsolidated financial position of Grupo Comercial Gomo, S. A. de C. V. as of December 31, 2001 and 2000, and the unconsolidated results of its operations, changes in unconsolidated stockholders' equity, and changes in unconsolidated financial position for the years then ended, in conformity with generally accepted accounting principles.

PricewaterhouseCoopers, S.C.

José Rocha Vacio
Audit Partner

FERNANDO J. MORALES GUTIERREZ
CONTADOR PUBLICO

STATUTORY AUDITOR'S REPORT

Mexico City, April 19, 2002

To the Stockholders' Meeting of
Grupo Comercial Gomo, S. A. de C. V.:

In my capacity as statutory auditor, and in compliance with the provisions of Article 166 of the Corporations Law and of the Company's by-laws, I hereby submit my report on the veracity, sufficiency and reasonability of the financial information for the year ended December 31, 2001.

I have attended Stockholders' meetings and Board of Directors' meetings to which I have been summoned, and I have obtained from directors and administrators all information and documentation I considered it necessary to examine. My review was carried out in accordance with generally accepted auditing standards.

In my opinion, the accounting and reporting policies and procedures followed by the Company and its subsidiaries and considered by management in preparing the financial information to be submitted to the this Stockholders' meeting are adequate and sufficient, and were applied on a basis consistent with that of the previous year. Therefore, said information accurately, reasonably and sufficiently reflects the financial position of Grupo Comercial Gomo, S.A. de C.V. and its subsidiaries at December 31, 2001, the results of its operations, changes in stockholders' equity and changes in financial position for the year ended on that date, as per generally accepted accounting principles.

C.P. Fernando J. Morales Gutiérrez
Statutory Auditor

GRUPO COMERCIAL GOMO, S. A. DE C. V.

UNCONSOLIDATED BALANCE SHEETS
(Notes 1, 2, 15, 18 and 19)

In thousands of Mexican pesos of the closing of December 2001

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT:		
Cash	$ 25,682	$ 62,447
Accounts receivable (Note 3)	182,342	194,218
Inventories (Note 4)	226,366	243,482
Subsidiary companies (Note 7)	154,107	147,139
Prepaid expenses	1,124	6,075
	589,621	653,361
INVESTMENT IN STOCK OF SUBSIDIARY COMPANIES (Note 5)	251,366	224,360
PROPERTY, FURNITURE AND EQUIPMENT (Note 6)	51,582	42,593
Accumulated depreciation	(13,131)	(10,057)
	38,451	32,536
OTHER ASSETS	21,170	6,814
Total assets	$900,608	$917,071
LIABILITIES		
SHORT-TERM:		
Trade payables	$193,860	$187,835
Notes payable (Note 9)	109,592	138,706
Sundry creditors and accumulated expenses payable	21,875	17,163
Taxes payable	3,473	9,965
Financial lease creditors (Note 8)	433	1,097
Subsidiary companies (Note 7)	110	147
Employees' profit sharing payable	127	133
	329,470	355,046
LONG-TERM:		
Financial lease creditors (Note 8)	502	590
DEFERRED INCOME TAX (Note 10)	41,106	34,727
CONTINGENT LIABILITIES (Note 11)	-	-
Total liabilities	371,078	390,363
STOCKHOLDERS' EQUITY		
CAPITAL STOCK (Note 12)	248,111	275,310
Unpaid subscribed capital	-	(8,567)
	248,111	266,743
PREMIUM ON STOCK ISSUE	54,867	54,867
RESERVE FOR REPURCHASE OF STOCK (Note 13)	38,012	23,165
INSUFFICIENCY IN RESTATEMENT OF STOCKHOLDERS' EQUITY	(80,847)	(65,098)
CUMULATIVE EFFECT OF DEFERRED INCOME TAX	(62,020)	(62,020)
RETAINED EARNINGS (Notes 14, 16 and 17):		
From prior years-		
Legal reserve	14,796	11,610
Unappropriated	294,255	233,734
For the year, according to statements of income	22,356	63,707
	331,407	309,051
Total stockholders' equity	529,530	526,708
Total liabilities and stockholders' equity	$900,608	$917,071

The accompanying notes are part of these statements.

Mr. Ruben Morales Rebollo
Legal Representative

GRUPO COMERCIAL GOMO, S. A. DE C. V.

UNCONSOLIDATED STATEMENTS OF INCOME
(Notes 1, 2, 15, 18 and 19)

In thousands of Mexican pesos of the closing of December 2001

	Years ended December 31, 2001	Years ended December 31, 2000
NET SALES	$891,695	$869,447
COST OF SALES	766,246	716,865
Gross income	125,449	152,582
OPERATING EXPENSES	107,937	92,582
Operating income	17,512	60,000
INTEGRAL COST OF FINANCING:		
Financial expense, net	(14,182)	(17,701)
Monetary operating loss	(3,627)	(11,740)
Exchange profit (loss), net	5,443	(2,343)
	(12,366)	(31,784)
	5,146	28,216
OTHER INCOME, net	3,623	14,470
Income before provisions and equity in earnings of subsidiaries	8,769	42,686
PROVISIONS FOR (Notes 10, 16 and 17):		
Deferred income tax	7,597	9,723
Asset tax	2,645	2,638
	10,242	12,361
(Loss) income before equity	(1,473)	30,325
EQUITY IN EARNINGS OF SUBSIDIARIES (Note 5)	23,829	33,382
Income for the year (Note 14)	$ 22,356	$ 63,707

The accompanying notes are part of these statements.

Mr. Rubén Morales Rebollo
Legal Representative

GRUPO COMERCIAL GOMO, S. A. DE C. V.

STATEMENTS OF CHANGES IN UNCONSOLIDATED STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(Notes 1 and 2)

In thousand of Mexican pesos of the closing of December 2001

	Capital stock	Unpaid Subscribed capital stock	Premium for issue	Reserve for repurchase of stock	Insufficiency in restatement of stockholders' equity	Cumulative effect of deferred income tax	Retained earnings: Legal reserve	Retained earnings: Unappropriated	Retained earnings: For the year	Total stockholders' equity
Balances at December 31, 1999	$275,310	($ 8,657)	$54,867	$68,651	($ 53,924)	$ -	$ 9,062	$185,319	$50,963	$581,681
Cumulative effect of deferred income tax						(62,020)				(62,020)
Appropriation of income for 1999, as resolved at the General Ordinary Stockholders' Meeting held on April 26, 2000, as follows:										
To retained earnings								48,415	(48,415)	
To legal reserve							2,548		(2,548)	
Comprehensive profit (Note 15)					(11,174)				63,707	52,533
Repurchase of shares				(45,486)						(45,486)
Balances at December 31, 2000	275,310	(8,567)	54,867	23,165	(65,098)	(62,020)	11,610	233,734	63,707	526,708
Appropriation of income for 2000, as resolved at the General Ordinary Stockholders' Meeting held on April 25, 2001, as follows:										
To retained earnings								60,521	(60,521)	
To legal reserve							3,186		(3,186)	
Fixed capital stock reduction, through cancellation of 1,506,233 ordinary shares of a single series, class I, as resolved at the General Ordinary and Extraordinary Stockholders' Meeting held on April 25, 2001	(8,567)	8,567								
Fixed capital stock reduction through cancellation of 8,840,008 ordinary shares, of a single series, class I, theoretical value, included in the reserve for the repurchase of stock, as resolved at the General Ordinary and Extraordinary Stockholders' Meeting held on April 25, 2001	(18,632)			18,632						
Comprehensive profit (Note 15)					(15,749)				22,356	6,607
Repurchase of shares				(3,785)						(3,785)
Balances at December 31, 2001	$248,111	$ -	$54,867	$38,012	($ 80,847)	($ 62,020)	$14,796	$294,255	$22,356	$529,530

The accompanying notes are part of these statements.

Mr. Rubén Morales Rebollo
Legal Representative

GRUPO COMERCIAL GOMO, S. A. DE C. V.

STATEMENTS OF CHANGES IN UNCONSOLIDATED FINANCIAL POSITION
(Notes 1 and 2)

In thousands of Mexican pesos of the closing of December 2001

	Years ended December 31,	
Operations:	2001	2000
Income for the year (Note 14)	$ 22,356	$ 63,707
Items expensed not requiring resources-		
Deferred income tax	7,597	9,723
Depreciation and amortization	4,942	3,765
Amortization of the excess of the cost over the book value of the stock of the subsidiary	1,945	1,224
Equity in earnings of subsidiaries	(23,829)	(33,382)
	13,011	45,037
Decrease (Increase) in inventories	17,116	(65,528)
Decrease (Increase) in accounts receivable	11,876	(26,335)
Increase in trades payables	6,025	26,470
Decrease (increase) in prepaid expenses	4,951	(5,141)
Increase in debt of subsidiary companies	(7,005)	(45,882)
(Decrease) increase in sundry creditors, accumulated Expenses and taxes payable	(1,785)	10,364
Decrease in financial lease creditors	(753)	(2,019)
Increase in other assets	(254)	-
Resources provided by (used in) operations	43,182	(63,034)
Financing:		
(Decrease) increase in notes payable	(29,114)	138,706
Reduction in capital stock	(18,632)	-
Increase in the reserve for the repurchase of stock	14,847	(45,486)
Resources (used in) provided by financing activities	(32,899)	93,220
Investments:		
Investments in shares	(24,717)	-
Acquisitions of property, furniture and equipment	(10,961)	(5,143)
Adjustment to the equity monetary result	(9,865)	(5,989)
Installation expenses	(2,395)	(563)
Book value of equipment sold	890	1,575
Resources used in investments	(47,048)	(10,120)
(Decrease) increase in cash for the year	(36,765)	20,066
Cash:		
Balance at beginning of year	62,447	42,381
Balance at end of year	$ 25,682	$ 62,447

The accompanying notes are part of these statements.

Mr. Rubén Morales Rebollo
Legal Representative

In thousands of Mexican pesos of the closing of December 2001

NOTE 1 - INCORPORATION AND CORPORATE PURPOSE:

The Company was incorporated on June 30, 1992 and is mainly engaged in selling, distributing, purchasing, representing, importing and exporting all types of electric devices, electric home appliances and other home appliances. It further enters into all types of acts and contracts necessary to carry out its business purpose, including association agreements, subscription for and acquisition of shares or equity participation units in domestic or foreign companies.

For the purpose of growing and expanding its operations, the Company registered at the Mexican Stock Exchange on September 12, 1997.

NOTE 2 - ACCOUNTING POLICIES:

Below is a summary of the Company's main accounting policies used in preparing its financial statements as per generally accepted accounting principles:

a. Recognition of the effects of inflation on the financial information- The accompanying financial statements were prepared in accordance with the provisions of the third and fifth Amendments to Bulletin B-10, issued by the Mexican Institute of Public Accountants, and are therefore stated in pesos of purchasing power of December 2001 closing.

   The effects of inflation on the financial information for the year ended December 31, 2001 are summarized below:

	Initial balance	Change	Final balance
Assets:			
Investment in stock of subsidiary companies	$25,906	$ 2,453	$28,359
Inventories	1,108	(4,734)	(3,626)
Property, furniture and equipment, net	12,489	335	12,824
Other assets, net	728	(482)	246
	$40,231	($ 2,428)	$37,803

	Initial balance	Change	Final balance
Stockholders' equity:			
Capital stock	$57,111	$ 10,465	$67,576
Premium on stock issue	17,524	2,314	19,838
Reserve for repurchase of stock	14,107	1,670	15,777
Insufficiency in the restatement of stockholders' equity	(60,598)	(19,712)	(80,310)
Legal reserve	2,314	624	2,938
Retained earnings	11,627	12,411	24,038
Cumulative effect of deferred income tax	(1,854)	(2,616)	(4,470)
Results for the year:			
Operating monetary loss	-	(3,627)	(3,627)
Depreciation and amortization	-	(1,998)	(1,998)
Other profit and loss accounts	-	(1,959)	(1,959)
	$40,231	($ 2,428)	$37,803

The restatement process adopted by the Company is a combination of the specific cost method and the method of adjustments for changes in the general price level method. The Company has chosen the following particular bases of restatement:

I) Inventories and cost of sales - Inventories were restated at their replacement cost, which is similar to market value. The cost of sales is restated to pesos of purchasing power at the year-end closing, due to the level inventory turnover.

II) Property, furniture and equipment and their depreciation - As set forth in the fifth amendment to Bulletin B-10, as from 1997, these items must be recorded at their cost of acquisition and restated by applying factors derived from the National Consumer Price Index (NCPI), issued by the Central Bank of Mexico.

III) Stockholders' equity accounts - These items are also restated by using NCPI factors.

The above-mentioned restatement was distributed among the various items it comprises. Therefore, it is made up of the sum of its nominal value plus its restatement.

IV) Insufficiency in the restatement of stockholders' equity - This represents the degree to which the Company has not managed to retain the stockholder purchasing power of the contributions and the retained earnings therein.

V) In the case of the statement of income, the applicable amounts for each month were restated to pesos of the year-end closing.

VI) Result on monetary position - This represents the effect generated by inflation on monetary assets and liabilities. Holding these assets results in a loss, while holding liabilities generates income.

b. Marketable securities - These are recorded at their cost of acquisition, which is similar to their market value. The returns generated by these investments are recognized in income as they are accrued.

c. Stockholding in subsidiaries as of December 31, 2001 and 2000 is shown below:

	2001	2000
Grupo Internacional Gomo, S. A. de C. V.	99.00%	99.00%
Promotores de Electrónica y Planeación Empresarial, S. A. de C. V.	98.00%	98.00%
WG de México, S. A. de C. V.	98.00%	98.00%
Chopin, S. A. de C. V.	99.99%	51.04%
Telecomunicaciones Gomo, S. A. de C. V.	51.00%	51.00%
Servicios Integrales de Música, S. A. de C. V.	98.00%	98.00%

These investments are recorded at their cost and are valued under the equity method, in order to recognize their financial benefit in stockholders' equity and the profit and loss for the year. Upon valuing the investment in stock of the Chopin, S. A. de C. V. subsidiary at its date of acquisition, a $6,116 difference was determined between the purchase price and its book value, which is shown under "Other assets."

Additionally, at September 30, 2001, Grupo Comercial Gomo, S. A. de C. V. acquired 48.95% of the Chopin, S. A. de C. V. shares. At the date of acquisition, a difference of $14,438 was determined between the purchase price and the book value, which is shown under "other assets".

Under separate cover, the consolidated financial statements of the Company with its subsidiaries are presented with amounts as of December 31, 2001 and 2000.

d. Amortization of difference between the purchase price and book value of the stock acquired - Under Bulletin B-8, issued by the Mexican Institute of Public Accountants, amortization of the difference between the purchase price and the book value of the stock acquired in subsidiaries is carried out over a term no longer than five years, counted as of the date of acquisition. $1,945 ($1,224 in 2000) were amortized in the year.

e. Foreign currencies - Transactions in foreign currencies are recorded at the exchange rates in effect on the date they are carried out. Assets and liabilities in foreign currency are translated into Mexican pesos at the exchange rate in effect at year-end closing, and applicable gains or losses are recorded in income.

f. Deferred tax - Effective January 1, 2000, companies adopted the provisions of revised Bulletin D-4, "Accounting Treatment of Income Tax, Asset Tax, and Employees' Profit Sharing". This Statement significantly changes the accounting treatment of income tax, by eliminating the previous approach known as the partial-liability method and replacing it with the full-scope method of assets and liabilities, which consists of determining deferred income tax for all differences between this method recognizes deferred tax for all differences between book and tax values of assets and liabilities.

g. Comprehensive profit - As from January 1, 2001, the company adopted Bulletin B-4, "Comprehensive Profit". This Bulletin establishes new rules to inform and reflect the comprehensive profit and its components in the statement of changes in stockholders' equity. Under this Bulletin, comprehensive profit is defined as the net profit (loss) for the year, plus any other items which, in accordance with other Bulletins, must be directly recorded in stockholders' equity and do not qualify as capital contributions or reductions (see Note 15).

NOTE 3 - ACCOUNTS RECEIVABLE:

This balance is made up as follows:

	2001	2000
Trade receivables	$164,853	$165,446
Sundry debtors	8,993	9,852
Creditable value added tax	3,821	8,375
Other recoverable taxes	2,078	-
Recoverable income tax	1,343	-
Notes receivable	1,254	1,235
Recoverable asset tax	-	9,310
	$182,342	$194,218

NOTE 4 - INVENTORIES:

This balance is comprised as follows:

	2001	2000
Electronic devices	$125,184	$151,806
Merchandise in transit	89,261	54,979
Spare parts	8,168	3,528
Advances to suppliers	3,753	33,169
	$226,366	$243,482

NOTE 5 - INVESTMENT IN STOCK OF SUBSIDIARY COMPANIES:

At December 31, 2001 and 2000, the interest in stockholders' equity and the financial position of the aforementioned subsidiary companies is as follows:

	2001					
	% of interest	Total assets	Total liabilities	Stockholders' equity	Income for the year	Interest in stockholders' equity
Grupo Internacional Gomo, S. A. de C. V.	99.00	$ 507,997	$ 266,965	$ 241,032	$ 37,408	$ 235,242
Promotores de Electrónica y Planeación Empresarial, S. A. de C. V.	98.00	$ 21,050	$ 17,056	$ 3,994	($ 63)	$ 3,914
WG de México, S. A. de C. V. (Non audited)	98.00	$ 2,439	$ 5,448	($ 3,009)	($ 573)	($ 2,949)
Chopin, S. A. de C. V.	99.99	$ 85,296	$ 69,889	$ 15,407	($ 11,466)	$ 15,405
Telecomunicaciones Gomo, S. A. de C. V.	51.00	$ 185	$ 900	($ 715)	$ 1	($ 365)
Servicios Integrales de Música, S. A. de C. V. (Non audited)	98.00	$ 1,872	$ 1,751	$ 121	$ 184	$ 119

	2000					
	% of interest	Total assets	Total liabilities	Stockholders' equity	Income for the year	Interest in stockholders' equity
Grupo Internacional Gomo, S. A. de C. V.	99.00	$ 447,620	$ 236,726	$ 210,894	$ 34,471	$ 208,786
Promotores de Electrónica y Planeación Empresarial, S. A. de C. V.	98.00	$ 12,908	$ 8,847	$ 4,061	$ 429	$ 3,980
WG de México, S. A. de C. V.	98.00	$ 2,492	$ 4,929	($ 2,437)	($ 2,502)	($ 2,388)
Chopin, S. A. de C. V.	51.04	$ 87,282	$ 59,285	$ 27,997	$ 2,406	$ 14,290
Telecomunicaciones Gomo, S. A. de C. V.	51.00	$ 349	$ 1,065	($ 716)	($ 400)	($ 365)
Servicios Integrales de Música, S. A. de C. V.	98.00	$ 1,011	$ 953	$ 58	$ 268	$ 57

NOTE 6 - PROPERTY, FURNITURE AND EQUIPMENT:

This balance is as follows:

	2001			2000
	Historical cost	Restatement	Total	Total
Property	$10,680	$12,473	$23,153	$23,153
Transportation equipment	9,273	3,736	13,009	11,918
Computer equipment	7,567	898	8,465	2,929
Furniture and equipment	6,058	897	6,955	4,593
	33,578	18,004	51,582	42,593
Accumulated depreciation	(7,951)	(5,180)	(13,131)	(10,057)
	$25,627	$12,824	$38,451	$32,536

NOTE 7 - BALANCES AND TRANSACTIONS WITH SUBSIDIARY COMPANIES:

a. The balance of this heading is summarized as shown below:

	2001	2000
Accounts receivable-		
Grupo Internacional Gomo, S. A. de C. V.	$112,166	$126,374
Chopin, S. A. de C. V.	26,049	12,693
Promotores de Electrónica y Planeación Empresarial, S. A. de C. V.	12,949	5,035
WG de México, S. A. de C. V.	2,943	3,037
	$154,107	$147,139
Accounts payable-		
Telecomunicaciones Gomo, S. A. de C. V.	$ 110	$ 147

b. The principal transactions carried out with subsidiary companies are as shown below:

	2001	2000
Sales of equipment	$ 257,541	$191,634
Purchases of equipment	120,838	160,088
Administrative services paid	22,039	23,377
Services collected, net	5,571	5,518

NOTE 8 - FINANCIAL LEASE CREDITORS:

The Company entered into financial lease agreements for the acquisition of transportation equipment. Liabilities at the year-end closing amount to $ 935 ($ 1,687 in 2000), and are comprised as follows:

	2001	2000
Acquisition cost	$ 10,024	$ 9,831
Accrued rents	(9,089)	(8,144)
	935	1,687
Short-term portion	433	1,097
Long-term portion	$ 502	$ 590

NOTE 9 - NOTES PAYABLE:

The balance of this caption is summarized below:

	2001	2000
Heller Financial (México), S.A. de C.V.- Financial factoring for the acquisition of credit rights, at an advance discount rate, due on July 4, 2002	$ 49,416	$ -
Banco Mercantil del Norte, S.A. (*) Clean credit at the 10.00% annual interest rate, due on January 2, 2002	40,000	-
Banco Mercantil del Norte, S.A. (*) Clean credit at the 9.40% annual interest rate, due on January 4, 2002	20,000	-
Transamerica Commercial - Simple revolving credit, at the prime interest rate plus five points, guaranteed with BBVA Bancomer, S.A. letters of credit	176	23,866

	2001	2000
Banco Mercantil del Norte, S.A. (*) Clean credit at the 17.70% annual interest rate, due on January 9, 2001	-	41,760
BBVA Bancomer, S.A. (*) Clean credit at the 20.075% annual interest rate, due on June 19, 2001	-	31,320
Banco Invex, S.A. (*) Clean credit, at the interbank compensation rate, plus 1.25 points, due on February 20, 2001	-	15,660
Banco Mercantil del Norte, S.A. (*) Clean credit, at the 19.10% annual interest rate, due on March 20, 2001	-	15,660
BBVA Bancomer, S.A. (*) Clean credit, at the 20.675% annual interest rate, due on January 16, 2001	-	10,440
	$109,592	$138,706

(*) These loans are secured by Grupo Internacional Gomo, S.A. de C.V. (a subsidiary).

NOTE 10 - DEFERRED TAXES:

a. Accrued liabilities at December 31, 2001 and 2000 are as follows:

	2001	2000
Inventories	$132,415	$114,060
Fixed assets, net	12,658	10,607
Other assets	-	(217)
	145,073	124,450
Unamortized prior years' tax losses	(1,412)	(5,935)
Net temporary differences	143,661	118,515
Tax rate	35%	35%
Deferred tax	50,281	41,480
Unused tax credits	(9,175)	(6,753)
Balance at December 31, 2001 and 2000	$ 41,106	$ 34,727

b. As a result of the amendments to the Income Tax Law of January 1, 2002, the income tax rate will be reduced annually as from 2003 from 35% until it reaches 32% in 2005. Therefore, the effect of this gradual reduction will have the effect of reducing in 2002 the deferred income tax liability by $4,309.

NOTE 11 - CONTINGENCY:

At the date of the financial statements, the Company is contingently liable for the possible tax differences that may result in the event of an official review by the tax authorities.

NOTE 12 - CAPITAL STOCK:

a. The capital stock of the Company is summarized as shown below:

	2001	2000
Fixed capital stock- Class I, comprised of 91,653,759 ordinary nominative shares (102,000,000 in 2000), with no par value	$180,535	$205,921
Variable capital stock- Class II	-	-
	180,535	205,921
Unpaid capital	-	(7,531)
	180,535	198,390
Restatement	67,576	68,353
	$248,111	$266,743

b. At the General Ordinary and Extraordinary Stockholders' Meetings held on April 25, 2001, the stockholders resolved to cancel 1,506,233 ordinary shares, with no nominal value, of a single series, Class I that were kept in the Treasury, amounting to $8,567.

It was also approved to cancel 8,840,008 ordinary shares with no nominal value, single series, Class I, that were in the reserve for the repurchase of shares amounting to $18,632, which figure was determined on its theoretical value at December 31, 2000. Under Bulletin C-11 of Generally Accepted Accounting Principles, the difference between the acquisition value and the theoretical amortization value is shown under capital earned in the reserve for the repurchase of shares.

NOTE 13 - REPURCHASE OF SHARES:

Under Article 14 Bis of the Securities Market Law, and the provisions of Circular 11-16 issued by the National Banking and Securities Commission, at the General Extraordinary Stockholders' Meeting, held on August 24, 1998, the stockholders resolved to set up a reserve in the amount of $68,651(with a par value of $50,000) for the repurchase of own shares. This amount was charged to retained earnings. At December 31, 2000, Company management had acquired 8,840,008 of its shares on the Securities Market, worth $ 45,486 (with a par value of $41,919).

NOTE 14 - RESTRICTIONS ON EARNINGS:

a. The dividends distributed in stock or in cash, provided they are reinvested within the following thirty days, will not be taxed until the moment they are reimbursed as a result of a capital reduction or the liquidation of the Company.

b. The net profit for the year is subject to the legal provision that requires 5% of the profits for each year to be used to increase the legal reserve, until it equals the fifth part of the amount of paid capital stock.

c. Tax regime of dividends:

   Dividends paid are free of income tax if they come from the after-tax earnings account (CUFIN). Dividends paid in excess of the CUFIN balance are subject to 35% on the result of multiplying the dividend paid by the factor of 1.5385. The respective tax is payable by the Company and may be credited against income tax incurred in the following three years. Dividends paid are not subject to withholdings.

NOTE 15 - COMPREHENSIVE PROFIT:

Comprehensive profit for the years ended December 31, 2001 and 2000 is as follows:

	2001	2000
Profit according to statements of income	$22,356	$63,707
Recognition of the effects of inflation	(15,749)	(11,174)
Comprehensive profit for the year	$ 6,607	$52,533

NOTE 16 - INCOME TAX:

a. Under the Income Tax Law in effect, the company determined the base to calculate tax payable by applying the provisions of title II of the Law and the 35% rate, which resulted in a tax loss of $369 (tax profit of $6,325 in 2000).

b. As a result of the amendments to the Income Tax Law of January 1, 2002, the 35% tax rate will be annually reduced as from 2003, until it reaches 32% in 2005.

c. The Income Tax Law in effect allows tax losses for the year to be reduced from the tax profit of the following ten years. Additionally, said losses can be restated as per a procedure established in the Law, without exceeding the established terms.

d. In 2000, the Company amortized $6,325 of prior year's tax losses.

e. At December 31, 2001, there are unamortized tax losses amounting to $1,781, that may be amortized as follows:

Year	Amount	Year of maturity
1998	$ 1,412	2008
2001	369	2011
	$ 1,781	

NOTE 17 - ASSET TAX:

Under current tax provisions, as from 1996, the Company is subject to asset tax. The tax for the year was $2,645 ($2,321 in 2000), which was charged to income.

NOTE 18 - FOREIGN CURRENCY:

a. As of December 31, 2001 and 2000, substantially all assets and liabilities denominated in foreign currency were represented by U.S. dollars and translated at the rate of exchange of $9.1692 per U.S. dollar, published by the Bank of Mexico ($9.5997 per U.S. dollar in 2000). The foreign currency position at the year-end closing is shown in the following page.

	Thousands of US Dollars	
	2001	2000
Assets	$ 1,481	$ 4,078
Liabilities	23,631	20,758
Excess of liabilities over assets (short position)	$ 22,150	$ 16,680
Equivalent in Mexican pesos	$203,098	$167,169

b. At the date of these financial statements, the Company lacks hedging instruments against exchange risks.

c. The amount of merchandise imported in 2001 totaled 59,082 thousands of US dollars (47,779 thousands of US dollars in 2000).

NOTE 19 - EARNING PER SHARE:

Considering that the weighted average of shares issued is 94,913,533 (102,000,000 in 2000), the Company obtained an earning per share of $0.0002355 ($0.000624 in 2000).

Mr. Ruben Morales Rebollo
Legal Representative

GRUPO COMERCIAL GOMO, S.A. DE C.V.
AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

GRUPO COMERCIAL GOMO, S.A. DE C.V. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

INDEX

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S. C.
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México, D.F.
Teléfono 5 263 6000
Fax 5 263 6010

INDEPENDENT AUDITORS' REPORT

Mexico City, April 19, 2002

To the Stockholders' Meeting of
Grupo Comercial Gomo, S. A. de C. V. and subsidiaries:

We have examined the consolidated balance sheets of Grupo Comercial Gomo, S. A. de C. V. and subsidiaries, as of December 31, 2001 and 2000, and the consolidated statements of income, changes in stockholders' equity, and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with the generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Comercial Gomo, S. A. de C. V. and subsidiaries, as of December 31, 2001 and 2000, and the consolidated results of their operations, changes in consolidated stockholders' equity, and changes in consolidated financial position, for the years then ended, in conformity with generally accepted accounting principles.

PricewaterhouseCoopers

José Rocha Vacio
Audit Partner

GRUPO COMERCIAL GOMO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Notes 1, 2, 14, 17 and 18)

In thousands of Mexican pesos of the closing of December 31, 2001

	December 31, 2001	December 31, 2000
ASSETS:		
CURRENT:		
Cash	$ 44,535	$ 77,654
Accounts receivable (Note 3)	394,465	377,500
Inventories (Note 4)	530,016	529,359
Prepaid expenses	8,532	9,290
	977,548	993,803
PROPERTY, FURNITURE AND EQUIPMENT (Note 5)	83,752	75,558
Accumulated depreciation	(22,631)	(17,223)
	61,121	58,335
OTHER ASSETS	38,458	15,677
Total assets	$ 1,077,127	$ 1,067,815
LIABILITIES		
SHORT-TERM:		
Trade payables	$ 286,314	$ 253,672
Notes payable (Note 6)	109,592	138,706
Sundry creditors and accrued expenses payable	36,134	32,748
Taxes payable	11,869	20,224
Financial lease creditors (Note 7)	433	1,097
Employees' profit sharing payable	528	517
	444,870	446,964
LONG-TERM:		
Financial lease creditors (Note 7)	502	590
LABOR OBLIGATIONS (Note 8)	401	287
DEFERRED TAX (Note 9)	99,740	77,768
CONTINGENT LIABILITIES (Note 10)	-	-
Total liabilities	545,513	525,609
STOCKHOLDERS' EQUITY		
CAPITAL STOCK (Note 11)	248,111	275,310
Unpaid subscribed capital stock	-	(8,567)
	248,111	266,743
PREMIUM ON STOCK ISSUE	54,867	54,867
RESERVE FOR REPURCHASE OF STOCK (Note 12)	38,012	23,165
INSUFFICIENCY IN THE RESTATEMENT OF STOCKHOLDERS' EQUITY	(80,847)	(65,098)
CUMULATIVE EFFECT OF DEFERRED INCOME TAX	(62,020)	(62,020)
RETAINED EARNINGS (Notes 13, 15 and 16):		
From prior years-		
Legal reserve	14,796	11,610
Unappropriated	294,255	233,734
For the year, according to statements of income	22,356	63,707
	331,407	309,051
MINORITY INTEREST	2,084	15,498
Total stockholders' equity	531,614	542,206
Total liabilities and stockholders' equity	$ 1,077,127	$ 1,067,815

The accompanying notes are an integral part of these financial statements.

Mr. Rubén Morales Rebollo
Legal Representative

GRUPO COMERCIAL GOMO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Notes 1, 2, 17 and 18)

In thousands of Mexican pesos of the closing of December 31, 2001

	Year ended December 31,	
	2001	2000
NET SALES	$1,435,926	$1,349,587
COST OF SALES	1,168,377	1,042,884
Gross income	267,549	306,703
OPERATING EXPENSES	192,919	164,068
Operating income	74,630	142,635
INTEGRAL COST OF FINANCING:		
Financial expenses - Net	(25,246)	(25,293)
Monetary operating loss	(3,309)	(15,391)
Exchange profit (loss) - Net	6,890	(1,749)
	(21,665)	(42,433)
	52,965	100,202
OTHER (EXPENSES) INCOME - Net	(1,818)	11,011
Income before provisions	51,147	111,213
PROVISIONS FOR (Notes 9, 15 and 16):		
Deferred income tax	23,808	17,896
Asset tax	6,160	3,228
Income tax	422	24,779
Employees' profit sharing	119	313
	30,509	46,216
Income before minority interest	20,638	64,997
MINORITY INTEREST	1,718	(1,290)
Income for the year (Note 13)	$ 22,356	$ 63,707

The accompanying notes are an integral part of these financial statements.

Mr. Rubén Morales Rebollo
Legal Representative

GRUPO COMERCIAL GOMO, S. A. DE C. V. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(Notes 1 and 2)

In thousands of Mexican pesos of the closing of December 31, 2001

	Capital stock	Unpaid subscribed capital stock	Premium on stock issue	Reserve for repurchase of stock	Insufficiency in the restatement of stockholders' equity	Cumulative effect of deferred income tax	Retained earnings: Legal reserve	Retained earnings: Unappropriated	Retained earnings: For the year	Minority interest
Balances as of December 31, 1999	$275,310	($8,567)	$54,867	$68,651	($ 53,924)	$ -	$ 9,062	$185,318	$50,964	$15,140
Cumulative effect of deferred income tax						(62,020)				
Appropriation of income for fiscal 1999, as resolved at the General Ordinary Stockholders' Meeting held on April 26,2000, as follows:										
To retained earnings								48,416	(48,416)	
To legal reserve							2,548		(2,548)	
Comprehensive profit (Note 14)					(11,174)				63,707	358
Repurchase of shares				(45,486)						
Balances as of December 31, 2000	275,310	(8,567)	54,867	23,165	(65,098)	(62,020)	11,610	233,734	63,707	15,498
Appropriation of income for fiscal 2000, as resolved at the General Ordinary Stockholders' Meeting held on April 25, 2001, as follows:										
To retained earnings								60,521	(60,521)	
To legal reserve							3,186		(3,186)	
Fixed capital stock reduction through cancellation of 1,506,233 ordinary shares, single series, Class I, as resolved at the General Extraordinary and Ordinary Stockholders' Meeting held on April 25, 2001	(8,567)	8,567								
Fixed capital stock reduction through cancellation of 8,840,008 Ordinary shares, single series, Class I, theoretical value, included in the reserve for the repurchase of stock, as resolved at the General Ordinary and Extraordinary Stockholders' Meeting held on April 25, 2001	(18,632)			18,632						
Comprehensive profit (Note 14)					(15,749)				22,356	(13,414)
Repurchase of shares				(3,785)						
Balances as of December 31, 2001	$248,111	$ -	$54,867	$38,012	($ 80,847)	($ 62,020)	$14,796	$294,255	$22,356	$ 2,084

The accompanying notes are an integral part of these financial statements.

Mr. Rubén Morales Rebollo
Legal Representative

GRUPO COMERCIAL GOMO, S. A. DE C. V. AND SUBSIDIARIES
STATEMENT OF CHANGES IN CONSOLIDATED FINANCIAL POSITION
(Notes 1 and 2)

In thousands of Mexican pesos of the closing of December 31, 2001

	Year ended December 31,	
Operations:	2001	2000
Income for the year (Note 13)	$ 22,356	$ 63,707
Items expensed that did not require a cash outlay -		
Deferred income tax -	23,808	17,896
Depreciation and amortization	8,230	5,926
Amortization of the excess of the cost over the book value of the stock of subsidiaries	1,945	1,224
Seniority premiums	107	85
Estimation for doubtful accounts	2,393	-
	58,839	88,838
Increase (decrease) in trade payables	32,642	(5,857)
Decrease (increase) in prepaid expenses	758	(6,966)
(Increase) decrease in accounts receivable	(19,358)	16,514
(Decrease) increase in sundry creditors and other liabilities	(18,373)	22,466
Increase in other assets	(14,832)	(104)
Decrease in financial lease creditors	(752)	(2,019)
Increase in inventories	(657)	(146,493)
Funds provided by (used in) the operating activities	38,267	(33,621)
Financing:		
(Decrease) increase in notes payable	(29,114)	138,705
Decrease in capital stock	(18,632)	-
Repurchase of shares	14,847	(45,486)
Funds (used in) provided by financing activities	(32,899)	93,219
Investments:		
Adjustment to the patrimonial monetary loss	(17,517)	(13;322)
Acquisition of property, furniture and equipment	(13,538)	(25,698)
Other investments	(11,687)	(2,295)
Book value of equipment sold	4,255	2,654
Funds used in investments	(38,487)	(38,661)
(Decrease) increase in cash for the year	(33,119)	20,937
Cash:		
Balance at beginning of year	77,654	56,717
Balance at end of year	$ 44,535	$ 77,654

The accompanying notes are an integral part of these financial statements.

Mr. Ruben Morales Rebollo
Legal Representative

GRUPO COMERCIAL GOMO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000

(In thousands of Mexican pesos of the closing of December 31, 2001)

NOTE 1 - CORPORATION AND CORPORATE PURPOSE:

The holding company was incorporated on June 30, 1992 and is mainly engaged in selling, distributing, purchasing, representing, importing and exporting all types of electric devices, electric home appliances and other home appliances. It further enters into all types of acts and contracts necessary to carry out its business purpose, including association agreements, subscription for and acquisition of shares or equity participation units in domestic or foreign companies.

For the purpose of growing and expanding its operations, the Company registered at the Mexican Stock Exchange on September 12, 1997.

NOTE 2 - ACCOUNTING POLICIES:

Below is a summary of the Company's main accounting policies used in preparing its financial statements as per generally accepted accounting principles:

a. Consolidation - As of 1996, consolidated financial statements are prepared, which include the amounts of Grupo Comercial Gomo, S.A. de C.V. (holding company) and all the subsidiaries which it controls. All the significant intercompany balances and transactions have been eliminated in the consolidation:

   The Grupo Internacional Gomo, S.A. de C.V. subsidiary sells, distributes and purchases all types of electric devices, electric home appliances, and other home appliances.

   The Promotores de Electrónica y Planeación Empresarial, S.A. de C.V. subsidiary renders the following services: marketing consulting, market studies, commercial promotions, legal and accounting services to third-parties, and entrepreneurial supervision and management.

   The WG de México, S.A. de C.V. subsidiary sells, purchases, imports, and exports all types of electric devices and electric home appliances.

   The Chopin, S.A. de C.V. subsidiary is engaged in sales and in the industry in general, as well as in the manufacture of musical instruments and accessories, including but not limited to, the manufacturing, industrialization, purchase, sale, import, export, and distribution of all kinds of materials.

The Telecomunicaciones Gomo, S.A. de C.V. subsidiary is engaged in the purchase, sale, import, export, distribution, installation, lease, and in general, all kinds of negotiations and contracts for radio communication telephones in mobile, fixed or portable units, telexes, faxes, antennas, satellite dishes, cellular radiotelephone devices and accessories, as well as any other appliances or services for transmitting communication signals.

The Servicios Integrales de Musica, S.A. de C.V. subsidiary is engaged in the manufacture, assembly and maintenance of musical instruments and accessories, as well as the manufacture, industrialization, purchase, sale, import, export and distribution of all kinds of materials and products by itself or on behalf of third parties in Mexico and abroad.

Upon valuing the investment in the stock of the Chopin, S.A. de C.V. subsidiary as of the date of acquisition, a difference of $6,116 was determined between the purchase price and its book value, which is included under "Other assets".

Additionally, at September 30, 2001, Grupo Comercial Gomo, S. A. de C. V. acquired 48.95% of the Chopin, S. A. de C. V. shares. At the date of acquisition, a difference of $14,438 was determined between the purchase price and the book value, which is shown under "Other assets".

b. Recognition of the effects of inflation on the financial information - The accompanying financial statements were prepared in accordance with the provisions set forth in the third and fifth Amendments to Bulletin B-10, prepared by the Mexican Institute of Public Accountants, and are therefore stated in pesos of purchasing power of December 2001 closing.

The restatement process adopted by the Company is a combination of the specific-cost method and the adjustments for changes in the general price level method. The Company has chosen the following particular bases of restatement:

I. Inventories and cost of sales - Inventories were restated at their replacement cost which is similar to market value. The cost of sales is restated to pesos of purchasing power of the year-end closing, due to the inventory turnover level.

II. Property, furniture and equipment and their depreciation - As set forth in the fifth amendment to Bulletin B-10, as of 1997, these items are recorded at their cost of acquisition and are restated by applying factors derived from the National Consumer Price Index (NCPI), published by the Central Bank of Mexico.

III. Other assets - These are also restated by applying factors derived from the National Consumer Price Index, published by the Central Bank of Mexico.

IV. Stockholders' equity accounts - These are also restated by using the factors derived from the NCPI.

The above-mentioned restatement was distributed among the various captions it comprises. Consequently, it is made up of the sum of its nominal value plus its restatement.

V. Insufficiency in the restatement of stockholders' equity - This represents the degree to which the Company has not managed to retain the purchasing power of the stockholders' contributions and the retained earnings therein. It is quantified by exclusion after identifying the restatement of stockholders' contributions and the result from monetary position.

VI. In the case of the statement of income, the applicable amounts of each month were restated to pesos of the year-end closing.

VII. Gain or loss on monetary position - This represents the effect generated by inflation on monetary assets and liabilities. Holding these assets results in a loss while holding liabilities generates income.

c. Amortization of difference between the purchase price and book value of the stock acquired - Under Bulletin B-8, issued by the Mexican Institute of Public Accountants, amortization of the difference between the purchase price and the book value of the stock acquired in subsidiaries is carried out in a term no longer than five years, counted as of the date of acquisition. $1,945 ($1,224 in 2000) were amortized in the year.

d. Payments for seniority premiums - There is a liability reserve to cover seniority premiums to which workers are entitled, which is increased by charging the expenses to income in the years in which they accrue. The increase to this reserve is determined on the basis of studies performed by independent actuaries, without having created a fund for this purpose. This liability is recorded in accordance with Bulletin D-3 "Labor Obligations", issued by the Mexican Institute of Public Accountants. The charge to income for the year was of $107 ($85 in 2000).

e. Indemnifications to personnel - Payments made are expensed. During the year, payments of $722 were made for this item.

f. Foreign currencies - Foreign currency denominated transactions are recorded at the exchange rates in effect on the date they are carried out. Assets and liabilities in foreign currency are translated into Mexican pesos at the exchange rate in effect at the year-end closing, and the applicable gains or losses are recorded in income.

g. Deferred tax - As of January 1, 2000, companies adopted the provisions of Bulletin D-4, "Accounting Treatment of Income Tax, Asset Tax, and Employees' Profit Sharing". This Bulletin significantly changes the accounting treatment of income tax, by eliminating the previous approach known as the partial-liability method and replacing it with the full-scope method of assets and liabilities, which consists of determining deferred income tax for all differences between this method recognizes deferred tax for all differences between book and tax values of assets and liabilities.

h. Comprehensive profit - As from January 1, 2001, the company adopted Bulletin B-4, "Comprehensive Profit". This Bulletin establishes new rules to inform and reflect the comprehensive profit and its components in the statement of changes in stockholders' equity. Under this Bulletin, comprehensive profit is defined as the net profit (loss) for the year, plus any other items which, in accordance with other Bulletins, must be directly recorded in stockholders' equity and do not qualify as capital contributions or reductions (see Note 14).

NOTE 3 - ACCOUNTS RECEIVABLE:

The balance of this heading is summarized as shown below:

	2001	2000
Trade receivables	$343,307	$333,618
Recoverable income tax	19,250	9,310
Creditable Value Added Tax	13,835	16,966
Sundry debtors	13,386	14,102
Notes receivable	5,143	3,700
Other recoverable taxes	2,133	-
Estimation for doubtful accounts	(2,589)	(196)
	$394,465	$377,500

NOTE 4 - INVENTORIES:

The balance of this heading is summarized as shown below:

	2001	2000
Electronic devices	$296,566	$297,256
Merchandise in transit	219,153	195,005
Spare parts	8,244	3,528
Advances to suppliers	6,053	33,570
	$530,016	$529,359

NOTE 5 - PROPERTY, FURNITURE AND EQUIPMENT:

The investment in this heading is summarized as shown below:

	2001			2000
	Historical cost	Restatement	Total	Total
Property	$23,793	$13,050	$36,843	$39,459
Transportation equipment	15,225	6,809	22,034	19,880
Furniture and equipment	10,199	2,087	12,286	7,606
Computer equipment	7,533	1,505	9,038	5,153
Machinery and equipment	960	2,591	3,551	3,460
	57,710	26,042	83,752	75,558
Accumulated depreciation	(11,807)	(10,824)	(22,631)	(17,223)
	$45,903	$15,218	$61,121	$58,335

NOTE 6 - NOTES PAYABLE:

The balance of this heading is summarized as shown below:

	2001	2000
Heller Financial (México), S.A. de C.V. - (*) Financial factoring for the acquisition of credit rights, at an advance discount rate, due on July 4, 2002	$ 49,416	$ -
Banco Mercantil del Norte, S.A. (*) Clean credit at the 10.00% annual interest rate, due on January 2, 2002	40,000	-
Banco Mercantil del Norte, S.A. (*) Clean credit at the 9.40% annual interest rate, due on January 4, 2002	20,000	-
Transamerica Commercial - Simple revolving credit, at the prime interest rate plus five points, guaranteed with BBVA Bancomer, S.A. letters of credit.	176	23,866

	2001	2000
Banco Mercantil del Norte, S.A. (*) Clean credit at the 17.70% annual interest rate, due on January 9, 2001	-	41,760
BBVA Bancomer, S.A. (*) Clean credit at the 20.075% annual interest rate, due on June 19, 2001	-	31,320
Banco Invex, S.A. (*) Clean loan, at the interbank compensation rate, plus 1.25 points, due on February 20, 2001	-	15,660
Banco Mercantil del Norte, S.A. (*) Clean credit, at the 19.10% annual interest rate, due on March 20, 2001	-	15,660
BBVA Bancomer, S.A. (*) Clean credit, at the 20.675% annual interest rate, due on January 16, 2001	-	10,440
	$109,592	$138,706

(*) These loans are secured by Grupo Internacional Gomo, S.A. de C.V. (a subsidiary).

NOTE 7 - FINANCIAL LEASE CREDITORS:

The Company has entered into financial lease agreements for the acquisition of transportation equipment. Liabilities at the year-end closing amount to $935 ($1,687 in 2000), as follows.

	2001	2000
Acquisition cost	$ 10,024	$ 9,831
Accrued rents	(9,089)	(8,144)
	935	1,687
Short-term portion	433	1,097
Long-term portion	$ 502	$ 590

NOTE 8 - LABOR OBLIGATIONS:

a. Under the provisions of Bulletin D-3, issued by the Mexican Institute of Public Accountants, as of 1997, the Company has recognized its liability for seniority premiums, as set forth in the provisions contained in this document. The amount of the accrued liability was determined by an independent actuary under the projected unit credit method.

b. At December 31, 2001 and 2000, the amount of the projected benefits for seniority premiums determined by independent actuaries is summarized as shown below:

	2001	2000
Obligations for projected benefits	$ 326	$ 232
Additional amount for projected benefits	(11)	18
Obligations for current benefits	315	250
Obligations for specialized personnel	86	-
	401	250
Items to be amortized over a period of 21 years	40	37
Adjustment to recognize the minimum obligation	(40)	-
Projected net liability	$ 401	$ 287

c. The effect on income derived form application of the provisions of Bulletin D-3 is made up as follows:

	2001	2000
Labor cost for the year	$ 87	$75
Financial cost	17	6
Amortization of transition liability	3	4
Net annual cost	$107	$85

d. At the date of these financial statements, the Company has not set up a fund to finance its seniority premium labor obligations, since it does not consider them to be relevant.

NOTE 9 - DEFERRED TAXES:

a. Accrued liabilities at December 31, 2001 and 2000 are as follows:

	2001	2000
Temporary differences:		
Inventories	$304,654	$245,381
Net fixed assets	14,316	12,342
Other assets	9,670	3,451
Liabilities	(536)	(1,362)
	328,104	259,812
Prior years' unamortized tax losses	13,286	18,324
Net temporary differences	314,818	241,488
Tax rate	35%	35%
Deferred tax	110,186	84,521
Unused tax credits	(10,446)	(6,753)
Balance at December 31, 2001 and 2000	$ 99,740	$ 77,768

b. As a result of the amendments to the Income Tax Law of January 1, 2002, the Income Tax rate will be reduced annually as from 2003 from 35% until it reaches 32% in 2005. Therefore, the effect of this gradual reduction in the tax rate will be a $9,445 reduction in the liability in 2002.

NOTE 10- CONTINGENT LIABILITIES:

At the date of these consolidated financial statements, the companies of the Group are contingently liable for the following:

a. Possible tax differences that may result from a review by the tax authorities.

b. For possible severance payments to personnel in the event of dismissal under certain circumstances pursuant to the Federal Labor Law.

NOTE 11 - CAPITAL STOCK:

a. The Company's capital stock is summarized as shown below:

	2001	2000
Fixed capital stock- Class I, made up of 91,653,759 ordinary nominative shares (102,000,000 in 2000), with no nominal value	$180,535	$205,921
Variable capital stock Class II	-	-
	180,535	205,921
Unpaid capital	-	(7,531)
	180,535	198,390
Complement from restatement	67,576	68,353
	$248,111	$266,743

b. At the General Ordinary and Extraordinary Stockholders' Meetings held on April 25, 2001, the stockholders resolved to cancel 1,506,233 ordinary shares, with no nominal value, of a single series, Class I that were kept in the Treasury, amounting to $8,567.

At the General Ordinary and Extraordinary Stockholders' Meetings, held on April 25, 2001, the stockholders resolved to cancel 8,840,008 ordinary nominative shares, with no nominal value, of single series, Class I, that were in a reserve for the repurchase of shares of $18,632, and which was determined at its theoretical value at December 31, 2000. Under Bulletin C-11 of Generally Accepted Accounting Principles, the difference between the purchase value and the theoretical amortization value is shown under capital earned in the reserve for repurchase of shares.

NOTE 12 - REPURCHASE OF SHARES:

Under Article 14 Bis of the Securities Market Law, and the provisions of Circular 11-16 issued by the National Banking and Securities Commission, at the General Extraordinary Stockholders' Meeting held on August 24, 1998, the stockholders resolved to set up a reserve of $68,651 (with a par value of $50,000). This amount was charged to retained earnings. At December 31, 2000, the Company's management had acquired 8,840,008 of its shares on the Securities Market, worth $ 45,486 (with a nominal value of $41,919).

NOTE 13 - RESTRICTIONS ON EARNINGS:

a. The dividends distributed in stock or in cash, provided that they are reinvested within the following thirty days, will not be taxed until the moment they are reimbursed for a capital reduction or the liquidation of the Company.

b. The net profit for the year is subject to the legal provision that requires that 5% of each year's profit be used to increase the legal reserve, until it equals one fifth of the amount of the paid-in capital stock.

c. Tax regime of dividends

Dividends paid are free of income tax if they come from the after-tax earnings account (CUFIN). Dividends paid in excess of the CUFIN balance are subject to 35% on the result of multiplying the dividend paid by the factor of 1.5385. The respective tax is payable by the Company and may be credited against income tax incurred in the following three years. Dividends paid are not subject to withholdings.

NOTE 14 - COMPREHENSIVE PROFIT:

Comprehensive profit for the years ended December 31, 2001 and 2000 is as follows:

	2001	2000
Profit according to statement of income	$22,356	$63,707
Recognition of the effects of inflation	(15,749)	(11,174)
Comprehensive profit for the year	($ 6,607)	$52,533

NOTE 15 - INCOME TAX:

a. The companies of the Group determined the base for calculating this tax in accordance with the provisions of the Income Tax Law in effect. This situation resulted in taxable income as shown below:

	2001	2000
Grupo Internacional Gomo, S. A. de C. V.	$ 5,244	$65,847
Promotores de Electrónica y Planeación Empresarial, S. A. de C. V.	904	1,905
Grupo Comercial Gomo, S. A. de C. V.	369	-
Chopin, S.A. de C.V.	(16,448)	-
Servicios Integrales de Música, S.A. de C.V.	-	-
Telecomunicaciones Gomo, S.A. de C.V.	-	-

b. In accordance with the Income Tax Law, the tax losses for a year can be deducted from the Tax Income obtained in the following ten years. Furthermore, such losses have to be restated in accordance with a procedure set forth in that legislation without exceeding the terms established.

In the year, the Company amortized prior years' tax losses of $6 ($14,454 in 2000).

At December 31, 2001, the Companies of the Group have the following unamortized tax losses:

Year	Restated amount	Amortization for the period	Amount to be amortized as from December 31, 2001	Expiration date
1996	$ 1,082	$-	$ 1,082	2006
1997	195	-	195	2007
1998	12,163	6	12,157	2008
2001	16,817	-	16,817	2011
	$30,257	$6	$30,251	

c. As a result of the amendments to the Income Tax Law of January 1, 2002, the 35% income tax rate will be annually reduced as from 2003, until the nominal rate is 32% in 2005.

NOTE 16 - ASSET TAX:

Under the tax provisions in effect, the tax incurred in the year amounted to $6,290 ($6,422 in 2000), of which $ 6,160 ($ 2,868 in 2000) was charged to income for the year and $130 ($3,554 in 2000) was credited against income tax incurred.

NOTE 17 - FOREIGN CURRENCY:

a. As of December 31, 2001 and 2000, substantially all assets and liabilities denominated in foreign currency were represented by U.S. dollars and translated at the rate of exchange of $9.1692 per U.S. dollar, published by the Bank of Mexico ($9.5997 per U.S. dollar in 2000). The foreign currency position at the year-end closing is as follows:

	Thousands of US dollars	
	2001	2000
Assets	$ 1,921	$ 4,399
Liabilities:	32,630	27,425
Excess of liabilities over assets (short position)	$ 30,709	$ 23,026
Equivalent in Mexican pesos	$281,577	$230,769

b. At the date of the consolidated financial statements, the holding Company and its subsidiaries do not have hedging instruments against exchange risks.

c. The amount of merchandise imported in 2001 totaled 107,469 thousands of US dollars (89,833 thousands of US dollars in 2000).

NOTE 18 - EARNING PER SHARE:

Considering that the weighted average of shares issued amounted to 94,913,533 (102,000,000 in 2000), the Company obtained an earning per share of $0.0002355 ($0.000624 in 2000).

Mr. Ruben Morales Rebollo
Legal Representative

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** Quarter: **1** Year: **2002**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**929,829**	**100**	**875,627**	**100**
2	**CURRENT ASSETS**	**826,315**	**89**	**799,976**	**91**
3	CASH AND SHORT-TERM INVESTMENTS	37,851	4	38,138	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	288,188	31	285,466	33
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	19,808	2	23,865	3
6	INVENTORIES	440,888	47	441,706	50
7	OTHER CURRENT ASSETS	39,580	4	10,801	1
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**60,682**	**7**	**58,763**	**7**
13	PROPERTY	38,096	4	40,095	5
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	47,251	5	37,420	4
16	ACCUMULATED DEPRECIATION	24,665	3	18,752	2
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**39,422**	**4**	**14,794**	**2**
19	**OTHER ASSETS**	**3,410**	**0**	**2,094**	**0**
20	**TOTAL LIABILITIES**	**391,241**	**100**	**318,398**	**100**
21	**CURRENT LIABILITIES**	**309,227**	**79**	**274,489**	**86**
22	SUPPLIERS	186,012	48	171,115	54
23	BANK LOANS	72,600	19	40,862	13
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	25,204	6	41,716	13
26	OTHER CURRENT LIABILITIES	25,411	6	20,796	7
27	**LONG-TERM LIABILITIES**	**502**	**0**	**383**	**0**
28	BANK LOANS	502	0	383	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**81,512**	**21**	**43,526**	**14**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLC**	**538,588**	**100**	**557,229**	**100**
34	**MINORITY INTEREST**	**2,031**		**14,633**	**3**
35	**MAJORITY INTEREST**	**536,557**	**100**	**542,596**	**97**
36	**CONTRIBUTED CAPITAL**	**307,150**	**57**	**326,023**	**59**
37	PAID-IN CAPITAL STOCK (NOMINAL)	180,543	34	198,390	36
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	70,986	13	72,012	13
39	PREMIUM ON SALES OF SHARES	55,621	10	55,621	10
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**229,407**	**43**	**216,573**	**39**
42	RETAINED EARNINGS AND CAPITAL RESERVE	337,492	63	313,304	56
43	REPURCHASE FUND OF SHARES	38,535	7	23,484	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(156,980)	(29)	(137,484)	(25)
45	NET INCOME FOR THE YEAR	10,360	2	17,269	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **1** YEAR: **2002**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**37,851**	**100**	**38,138**	**100**
46	CASH	37,851	100	38,138	100
47	SHORT-TERM INVESTMENTS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**39,422**	**100**	**14,794**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	9,793	25	6,442	44
49	GOODWILL	29,629	75	8,352	56
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**309,227**	**100**	**274,489**	**100**
52	FOREING CURRENCY LIABILITIES	177,714	57	208,241	76
53	MEXICAN PESOS LIABILITIES	131,513	43	66,248	24
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**25,411**	**100**	**20,796**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	25,411	100	20,796	100
27	**LONG-TERM LIABILITIES**	**502**	**100**	**383**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	502	100	383	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**81,512**	**100**	**43,526**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	81,512	100	43,526	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(156,980)**	**100**	**(137,484)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	583	0	683	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(157,563)	(100)	(138,167)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **1** YEAR: **2002**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	517,088	525,487
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	11	11
75	EMPLOYERS (*)	279	300
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	90,726,059	100,493,767
78	REPURCHASED SHARES (*)	927,700	9,251,952

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **1** YEAR: **2002**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**277,425**	**100**	**330,892**	**100**
2	COST OF SALES	222,158	80	275,427	83
3	**GROSS INCOME**	**55,267**	**20**	**55,465**	**17**
4	OPERATING	43,935	16	40,518	12
5	**OPERATING INCOME**	**11,332**	**4**	**14,947**	**5**
6	TOTAL FINANCING COST	1,197	0	4,913	1
7	**INCOME AFTER FINANCING COST**	**10,135**	**4**	**10,034**	**3**
8	OTHER FINANCIAL OPERATIONS	1,201	0	(414)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**8,934**	**3**	**10,448**	**3**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(1,414)	(1)	(5,705)	(2)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**10,348**	**4**	**16,153**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**10,348**	**4**	**16,153**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**10,348**	**4**	**16,153**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**10,348**	**4**	**16,153**	**5**
19	NET INCOME OF MINORITY INTEREST	(12)		(1,116)	0
20	**NET INCOME OF MAJORITY INTEREST**	**10,360**	**4**	**17,269**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**277,425**	**100**	**330,892**	**100**
21	DOMESTIC	277,425	100	330,892	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**1,197**	**100**	**4,913**	**100**
24	INTEREST PAID	3,769	315	7,200	147
25	EXCHANGE LOSSES	1,907	159	4,140	84
26	INTEREST EARNED	257	21	1,131	23
27	EXCHANGE PROFITS	4,805	401	5,979	122
28	GAIN DUE TO MONETARY POSITION	583	49	683	14
8	**OTHER FINANCIAL OPERATIONS**	**1,201**	**100**	**(414)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	1,201	100	(414)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(1,414)**	**100**	**(5,705)**	**100**
32	INCOME TAX	17,209	1,217	31,724	556
33	DEFERED INCOME TAX	(18,698)	(1,322)	(37,508)	(657)
34	WORKERS' PROFIT SHARING	75	5	79	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	306,096	374,231
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,401,735	1,379,615
39	OPERATION INCOME (**)	71,534	120,507
40	NET INCOME OF MAYORITY INTEREST(**)	17,278	65,637
41	NET CONSOLIDATED INCOME (**)	16,639	65,534

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**10,348**	**16,153**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(25,851)	(42,116)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(15,503)**	**(25,963)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	55,716	88,864
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**40,213**	**62,901**
6	CASH FLOW FROM EXTERNAL FINANCING	(38,944)	(101,079)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(38,944)**	**(101,079)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(11,071)**	**(2,406)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(9,802)	(40,584)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	47,653	78,722
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	37,851	38,138

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **1** YEAR: **2002**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(25,851)**	**(42,116)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	4,208	1,786
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	(2,898)	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(11,941)	(7,262)
17	+ (-) OTHER ITEMS	(15,220)	(36,640)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**55,716**	**88,864**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	59,519	52,741
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	93,888	94,937
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(1,571)	19,237
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(103,137)	(86,044)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	7,017	7,993
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(38,944)**	**(101,079)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(38,944)	(101,079)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS		
31	(-) DIVIDENS PAID		
32	+ PREMIUM ON SALE OF SHARES		
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(11,071)**	**(2,406)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(182)	(1,410)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(10,889)	(996)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	3.73	%	4.88	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	3.22	%	12.10	%
3	NET INCOME TO TOTAL ASSETS (**)	1.79	%	7.48	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(5.63)	%	(4.23)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.51	times	1.58	times
7	NET SALES TO FIXED ASSETS (**)	23.10	times	23.48	times
8	INVENTORIES ROTATION (**)	1.96	times	2.46	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	81	days	68	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.25	%	0.65	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	42.08	%	36.36	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.73	times	0.57	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	45.42	%	65.40	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.83	%	0.65	%
15	OPERATING INCOME TO INTEREST PAID	3.01	times	2.08	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.58	times	4.33	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.67	times	2.91	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.25	times	1.31	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	2.11	times	2.51	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	12.24	%	13.89	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(5.59)	%	(7.85)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	20.08	%	26.86	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	10.67	times	8.74	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	1.64	%	58.60	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **1** YEAR: **2002**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$			$	0.16	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$			$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$			$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$			$	0.00	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$			$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$			$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$			$	0.00	
8	CARRYING VALUE PER SHARE	$	5.91		$	5.40	
9	CASH DIVIDEND ACUMULATED PER SHARE	$			$	0.00	
10	DIVIDEND IN SHARES PER SHARE			shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE			times		0.00	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)			times		0.00	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)			times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GRUPO INTERNACIONAL GOMO, S.A. DE C.V.	COMERCIAL	19,800,000	99.00	15,985	231,878
2 PROMOTORES DE ELECTRONICA Y PLANEACION EMPRESARIA	SERVICIOS	49	98.00	49	3,755
3 WG DE MEXICO , S.A. DE C.V.	COMERCIAL	49	98.00	49	(2,954)
4 CHOPIN,S.A. DE C.V.	COMERCIAL	19,999,999	100.00	40,088	22,762
5 TELECOMUNICACIONES GOMO,S.ADE C.V.	COMERCIAL	25	51.00	25	(365)
6 SERVICIOS INTEGRALES DE MUSICA,S.A DE C.V	SERVICIOS	49	98.00	48	245
TOTAL INVESTMENT IN SUBSIDIARIES				**56,244**	**255,321**
ASSOCIATEDS					
1 NO APLICA	0	1	0.00	0	0
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**255,321**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIGOMO QUARTER: 1 YEAR: 2002
GRUPO COMERCIAL GOMO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	17,902	2,105	15,797	10,095	1,657	24,235
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	14,988	5,590	9,398	7,121	6,984	9,535
OFFICE EQUIPMENT	8,366	1,965	6,401	2,199	971	7,629
COMPUTER EQUIPMENT	9,154	3,005	6,149	1,650	1,281	6,518
OTHER	1,207	269	938	2,566	838	2,666
DEPRECIABLES TOTAL	**51,617**	**12,934**	**38,683**	**23,631**	**11,731**	**50,583**
NOT DEPRECIATION ASSETS						
GROUNDS	6,633	0	6,633	3,466	0	10,099
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**6,633**	**0**	**6,633**	**3,466**	**0**	**10,099**
TOTAL	**58,250**	**12,934**	**45,316**	**27,097**	**11,731**	**60,682**

STOCK EXCHANGE CODE: GOMO
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: GOMO
GRUPO COMERCIAL GOMO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANORTE		8.35	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER		9.80	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
HELLER FINANCIAL			5,113	0	0	0	0	0	0	0	0	0	0	0	0	0
TRANSAMERICA			0	0	0	0	0	0	0	0	141	0	0	0	0	0
ARRENDADORA BANORTE			242	363	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDADORA INBURSA			104	139	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			72,459	502	0	0	0	0	0	0	141	0	0	0	0	0
PROVEEDORES																
TRANSAMERICA COMMERCIAL			0	0	0	0	0	0	0	0	87,080	0	0	0	0	0
FRIGIDAIRE			0	0	0	0	0	0	0	0	47,236	0	0	0	0	0
KENWOOD			0	0	0	0	0	0	0	0	21,263	0	0	0	0	0
TOSHIBA AMERICA			0	0	0	0	0	0	0	0	12,717	0	0	0	0	0
BALDWIN PIANO			0	0	0	0	0	0	0	0	1,571	0	0	0	0	0
STEINWAY & SONS			0	0	0	0	0	0	0	0	1,293	0	0	0	0	0
ELECTROLUX			0	0	0	0	0	0	0	0	1,210	0	0	0	0	0
ATLAS			0	0	0	0	0	0	0	0	1,053	0	0	0	0	0
THE EUREKA COMPANY			0	0	0	0	0	0	0	0	956	0	0	0	0	0
H & H MUSIC			0	0	0	0	0	0	0	0	612	0	0	0	0	0
HERMES AUDIO			0	0	0	0	0	0	0	0	564	0	0	0	0	0
DIVERSOS			8,439	0	0	0	0	0	0	0	2,018	0	0	0	0	0
TOTAL SUPPLIERS			8,439	0	0	0	0	0	0	0	177,573	0	0	0	0	0
OTROS ACREEDORES			25,411	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			25,411	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			106,309	502	0	0	0	0	0	0	177,714	0	0	0	0	0

NOTES

LOS PASIVOS EN MONEDA EXTRANJERA ESTÁN CONTRATADOS EN DÓLARES Y SE ENCUENTRAN EXPRESADOS AL T. DE C. DE $9.016 PESOS POR DÓLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **1** YEAR: **2002**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	16,577	151,075	0	0	151,075
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	**16,577**	**151,075**			**151,075**
NET BALANCE	**(16,577)**	**(151,075)**			**(151,075)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**2,970**	**27,231**	0	0	**27,231**
LIABILITIES POSITION	**20,278**	**182,828**			**182,828**
SHORT TERM LIABILITIES POSITION	20,278	182,828	0	0	182,828
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(17,308)**	**(155,597)**			**(155,597)**

NOTES

LOS PASIVOS ESTÁN EXPRESADOS AL T. DE C. DE $9.016 PESOS POR DÓLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	649,197	636,469	12,728	0.92	(117)
FEBRUARY	586,495	557,570	28,925	0.06	19
MARCH	629,278	534,749	94,529	0.51	(484)
ACTUALIZATION:	0	0	0	0.00	(1)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(583)**

NOTES

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **GOMO** QUARTER: **1** YEAR: **2002**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MEXICO, D.F.	DISTRIBUCION	9,000	95
RENGLON SIN USO		0	0
RENGLON SIN USO		0	0

NOTES

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA	NO APLICA	NO APLICA	NO APLICA	NO	

NOTES

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VIDEO			77	124,059	10.53	MITSUBISHI TOSHIBA	ELEKTRA LIVERPOOL PALACIO DE HIERRO SEARS PRICE CLUB CLUB AURRERA CIA HNOS VAZQUEZ SALINAS Y ROCHA TIENDAS AURRERA COMERCIAL MEXICANA
AUDIO CASA			29	41,673	10.53	KENWOOD TOSHIBA NAOKI	ELEKTRA LIVERPOLL SEARS CLUB AURRERA PRICE CLUB CIA HNOS VAZQUEZ PALACIO DE HIERRO SALINAS Y ROCHA TIENDAS AURRERA COMERCIAL MEXICANA SINGER MEXICANA
AUDIO AUTOMOVIL				421	10.53	KENWOOD TOSHIBA AUDIOVOX	TIENDAS AURRERA PALACIO DE HIERRO LIVERPOOL
LINEA BLANCA			28	80,406		WHITE WESTINGHOUS	TIENDAS IMSS HERMANOS VAZQUEZ ELEKTRA
PIANOS Y TECLADOS				6,783	50.00	STEINWAY,BOSTON, BALDWIN,WURLITZER	PUBLICO EN GENERAL LIVERPOOL PALACIO DE HIERRO
INSTRUMENTOS MUSICA			7	1,741	40.00	HONNER,CRAFTER, SPRITE	PUBLICO EN GENERAL
MUSICA IMPRESA			1	35	50.00	VARIAS	PUBLICO EN GENERAL
ENTRETENIMIENTO			22	16,290		SONY	PALACIO DE HIERRO, LIVERPOOL,SEARS
OTROS			3	6,017			PUBLICO EN GENERAL
TOTAL				277,425			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
0					0	0	0
TOTAL				0			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2001	10,378
Number of shares Outstanding at the Date of the NFEA: (Units)	100,493,767

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF	0
Number of shares Outstanding at the Date of the NFEA: (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **1** YEAR: **2002**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*		0					180,543	
TOTAL			0	0	0	0	180,543	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
90,726,059
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
*	927,700	3.98092	3.40000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

JUAN MANUEL JIMÉNEZ GÓMEZ
DIRECTOR GENERAL

VÍCTOR HUGO PADILLA MÉNDEZ
DIRECTOR DE ADMINISTRACIÓN Y CONTRALORÍA

MÉXICO, D.F., AT MAY 9 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GOMO FECHA: 9/05/2002 17:43

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO COMERCIAL GOMO, S.A. DE C.V.
DO MICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO ,D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88 **AUTOMATICO:** X
E-MAIL:
DIRECCION DE INTERNET:

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GCG970226EX7
DOMICILIO BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: L.C. VICTOR HUGO PADILLA MÉNDEZ
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO ,D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL
NOMBRE: LIC JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88
E-MAIL: jjimenez@gomo.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: LIC. JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.

CLAVE DE COTIZACION: GOMO **FECHA:** 9/05/2002 17:43

TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	jjimenez@gomo.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LAE CARLOS ENRIQUE SÁNCHEZBENÍTEZ TAMAYO
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE ADMINSTRACIÓN Y CONTRALORÍA
NOMBRE:	L.C. VÍCTOR HUGO PADILLA MÉNDEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	vpadilla@gomo.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	.
NOMBRE:	. VACANTE . .
DOMICILIO:	.
COLONIA:	.
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	.
FAX:	.
E-MAIL:	.

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUDIRECTORA DEL ÁREA JURÍDICA
NOMBRE:	LIC. CECILIA CAJIGA CASTILLO
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	ccajiga@gomo.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SUBDIRECTORA DEL DEPARTAMENTO JURÍDICO
NOMBRE:	LIC CECILIA CAJIGA CASTILLO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GOMO FECHA: 9/05/2002 17:43

DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	ccajiga@gomo.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y CONTRALORÍA
NOMBRE:	L.C. VÍCTOR HUGO PADILLA MÉNDEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	vpadilla@gomo.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y CONTRALORÍA
NOMBRE:	L.C. VÍCTOR HUGO PADILLA MÉNDEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	vpadilla@gomo.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y CONTRALORÍA
NOMBRE:	L.C. VÍCTOR HUGO PADILLA MÉNDEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	vpadilla@gomo.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: YEAR:

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

STOCK EXCHANGE CODE:
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: YEAR:

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

CONSOLIDADO
Impresión Previa

Grupo Gomo, el principal distribuidor multimarca y multiproducto de bienes de consumo duradero para uso doméstico y de entretenimiento reporta sus resultados correspondientes al primer trimestre del año 2002. Las cifras financieras a las que hace referencia este informe están expresadas en pesos de poder adquisitivo al 31 de marzo del año 2002, mientras que los incrementos porcentuales están referidos al primer trimestre del año 2001, salvo se especifique lo contrario.

Ventas

Las ventas en el trimestre totalizaron los $277.4 millones de pesos, observando un decremento del 16% respecto al año 2001. Las razones fundamentales de esta disminución obedecen a que hubo dificultades para que Kenwood nos surtiera de minicomponentes, los cuales siguen siendo requeridos por nuestros clientes; así mismo, tampoco tuvimos la suficiente existencia de televisores Philco, ya que estamos cambiando al maquilador que procesaba nuestros productos, dado que no pudo surtirnos las piezas demandadas de nuestra clientela.
En un futuro mediato estaremos ofreciendo un stock mas completo de televisores y mas alternativas en cuanto a Audio se refiere.

Utilidad Bruta

No obstante la baja en ventas la utilidad bruta se mantuvo constante respecto al 1T01, alcanzando los $55.3 millones de pesos, ésto propició que nuestro margen bruto se incrementara al pasar de 16.76% en el 1T01 a 19.92% en el 1T02. Lo anterior fue producto de una mejor mezcla de ventas con mayores márgenes de utilidad y descuentos negociados por buenos desplazamientos de productos de algunos de nuestros proveedores.

Utilidad de Operación

En el 1T02 la utilidad de operación ascendió a $11.3 millones de pesos, 24.19% inferior a la observada en el 1T01. Un incremento en los gastos de ventas del 8.43% explica el decremento en el resultado operativo. Este incremento en gastos se dió como resultado de la apertura de nuevas tiendas, la necesidad de invertir en publicidad y promoción, así como en el incremento no recurrente en gastos administrativos derivados de la liquidación de personal. Es importante resaltar que a pesar de la disminución de nuestras ventas y al incremento de nuestros gastos, la eficiencia que demostramos en la mejora de nuestra utilidad bruta es realmente digna de hacer mención, en la medida en que la utilidad operativa sólo disminuyó en $3.6 millones de pesos con relación al mismo rubro del año pasado.

EBITDA

En el trimestre el EBITDA fue de 14.6 millones, 12.56% inferior al resultado del 1T01, la menor utilidad operativa explica en buena medida este resultado.

CIF

El CIF en el trimestre ascendió a $1.19 millones de pesos cifra inferior a la observada de $4.9 millones de pesos correspondiente al 1T01, el rubro que explica este comportamiento es el menor gasto financiero producto de la baja en tasas de interés.

Utilidad Neta

La utilidad neta del trimestre fue de $10.3 millones de pesos que es 3.73% en el trimestre.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

GRUPO COMERCIAL GOMO, S. A. DE C.V.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2002 AND 2001
(IN THOUSANDS OF YEAR-END MEXICAN PESOS OF MARCH 31, 2002)

NOTE 1 - CORPORATION AND CORPORATE PURPOSE:

THE HOLDING COMPANY WAS INCORPORATED ON JUNE 30, 1992 AND IS MAINLY ENGAGED IN SELLING, DISTRIBUTING, PURCHASING, REPRESENTING, IMPORTING AND EXPORTING ALL TYPES OF ELECTRIC DEVICES, ELECTRIC HOME APPLIANCES AND OTHER HOME APPLIANCES.

BY DECISION OF A STOCKHOLDERS' MEETING HELD ON FEBRUARY 26, 1997, THE COMPANY CHANGED ITS NAME FROM TELE ELECTRÓNICA JM, S. A. DE C.V. TO GRUPO COMERCIAL GOMO, S. A. DE C.V.

BY DECISION OF A STOCKHOLDERS' MEETING HELD ON FEBRUARY 26, 1997, THE COMPANY CHANGED ITS NAME FROM TELE ELECTRÓNICA JM, S. A. DE C.V. TO GRUPO COMERCIAL GOMO, S. A. DE C. V.

THE CORPORATE PURPOSE OF GRUPO INTERNACIONAL GOMO, S.A. DE C.V., WHICH WAS ESTABLISHED ON JANUARY 24, 1989, IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTRONIC APPARATUS, HOUSEHOLD APPLIANCES AND EQUIPMENT.

PROMOTORES DE ELECTRÓNICA Y PLANEACIÓN EMPRESARIAL, S. A. DE C. V. WAS ESTABLISHED ON MAY 21, 1996 AND BEGAN ITS OPERATIONS IN JUNE OF THAT SAME YEAR. ITS CORPORATE PURPOSE IS PROVISION OF COMMERCIAL CONSULTING SERVICES, DRAFTING OF MARKET STUDIES, COMMERCIAL PROMOTIONS, LEGAL AND ACCOUNTING SERVICES TO THIRD PARTIES AND BUSINESS SUPERVISION AND MANAGEMENT.

CHOPIN, S.A. DE C.V. WAS ESTABLISHED ON MARCH 13, 1996, AND ITS CORPORATE PURPOSE IS MUSICAL INSTRUMENT TRADE AND THE INDUSTRY IN GENERAL.

TELECOMUNICACIONES GOMO WAS ESTABLISHED IN APRIL 1998 AND BEGAN ITS OPERATIONS THE FOLLOWING MONTH. ITS CORPORATE PURPOSE IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTRONIC APPARATUS, CELL PHONES AND THEIR ACCESSORIES, TELEPHONES AND HOUSEHOLD APPLIANCES.

SERVICIOS INTEGRALES DE MÚSICA WAS ESTABLISHED IN APRIL 1998, AND ITS CORPORATE PURPOSE IS MANUFACTURE FOR THIRD PARTIES, ASSEMBLY AND MAINTENANCE OF MUSICAL INSTRUMENTS AND THEIR ACCESSORIES.

THE CORPORATE PURPOSE OF THE SUBSIDIARY WG DE MÉXICO, S.A. DE C.V. IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTICAL APPARATUS AND MAJOR HOUSEHOLD APPLIANCES.

THE SHAREHOLDINGS OF THE COMPANY IN ITS SUBSIDIARIES ARE LISTED BELOW:

GRUPO INTERNACIONAL GOMO, S. A. DE C.V.	99%
PROMOTORES DE ELCTRÓNICA Y PLANEACIÓN EMPRESARIAL, S.A. DE C.V.	98%
CHOPIN, S.A. DE C.V.	99%

TELECOMUNICACIONES GOMO, S.A. DE C.V.	51%
SERVICIOS INTEGRALES DE MÚSICA, S.A. DE C.V.	98%
WG DE MÉXICO, S.A. DE C.V.	98%

2. CONSOLIDATED FINANCIAL STATEMENTS

THE CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2002 HAVE BEEN PREPARED BASED ON THE INDIVIDUAL FINANCIAL STATEMENTS OF GRUPO COMERCIAL GOMO, S.A. DE C. V., GRUPO INTERNACIONAL GOMO, S.A. DE C.V., PROMOTORES DE ELECTRÓNICA Y PLANEACIÓN EMPRESARIAL, S. A. DE C. V., CHOPIN, S.A. DE C.V., TELECOMUNICACIONES GOMO, S.A. DE C.V., SERVICIOS INTEGRALES DE MÚSICA, S.A. DE C.V. AND WG DE MÉXICO, S.A. DE C.V., FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001. THESE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN CONFORMITY WITH GENERALLY-ACCEPTED ACCOUNTING PRINCIPLES AND THEREFORE, INTERCOMPANY TRANSACTIONS AND INVESTMENTS AMONG THE CONSOLIDATED COMPANIES HAVE BEEN ELIMINATED.

3. ACCOUNTING POLICIES:

THE SIGNIFICANT ACCOUNTING POLICIES USED IN PREPARING THESE CONSOLIDATED FINANCIAL STATEMENTS, WHICH ARE IN ACCORDANCE WITH GENERALLY-ACCEPTED ACCOUNTING POLICIES, ARE SUMMARIZED AS FOLLOWS:

A) RECOGNITION OF THE EFFECTS OF INFLATION IN FINANCIAL INFORMATION.- THE ACCOMPANYING FINANCIAL STATEMENTS WERE PREPARED ACCORDING TO THE PROVISIONS OF THE THIRD AND FIFTH DOCUMENTS OF AMENDMENTS TO BULLETIN B-10, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PÚBLICOS). THUS THEY ARE STATED IN MEXICAN PESOS OF PURCHASING POWER OF MARCH 31, 2002.

THE RESTATEMENT PROCESS ADOPTED BY THE COMPANIES, IN ADHERENCE TO THE FIFTH DOCUMENT OF AMENDMENTS TO BULLETIN B-10, IS BASED ON THE METHOD OF ADJUSTMENTS DUE TO CHANGES IN GENERAL PRICE LEVELS; AND THE FOLLOWING SPECIFIC BASES WERE USED FOR RESTATEMENT:

B) INVENTORIES AND COST OF SALES- INVENTORIES WERE RESTATED AT REPLACEMENT COST, WHICH APPROXIMATES MARKET VALUE. COST OF SALES IS RESTATED TO MEXICAN PESOS OF PURCHASING POWER OF THE DATE OF THE FINANCIAL STATEMENTS, DUE TO THE INVENTORY TURNOVER LEVEL.

C) PROPERTY, FURNITURE AND EQUIPMENT AND ITS RELATED DEPRECIATION.- THE COST OF PROPERTY, PLANT AND EQUIPMENT IS RECORDED AT ACQUISITION COST AND RESTATED BASED ON THE ESTIMATED REPLACEMENT VALUES AND USEFUL LIVES, DETERMINED BY APPRAISALS PERFORMED BY INDEPENDENT EXPERTS AT DECEMBER 31, 1996, BY APPLYING THE AFOREMENTIONED INDEXES. STARTING IN 1997, THEY ARE RESTATED BASED ON THEIR ACQUISITION COST AND APPLYING THESE SAME INDEXES.

D) STOCKHOLDERS' EQUITY.- STOCKHOLDERS' EQUITY IS RESTATED BY APPLYING FACTORS ARISING FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI). THE PRIOR RESTATEMENT IS DISTRIBUTED AMONG THE VARIOUS CAPTIONS THAT COMPRISE IT; CONSEQUENTLY, IT REPRESENTS THE SUM OF ITS NOMINAL VALUE, PLUS RESTATEMENT.

E) IN THE CASE OF THE STATEMENT OF INCOME, THE AMOUNTS FOR EACH MONTH ARE RESTATED TO MEXICAN PESOS AT YEAR-END.

F) MONETARY POSITION RESULT.- IT REPRESENTS THE EFFECT OF INFLATION ON MONETARY ASSETS AND LIABILITIES. HOLDING THESE ASSETS PRODUCES A LOSS, WHEREAS HOLDING LIABILITIES PRODUCES A GAIN.

G) INSUFFICIENCY IN RESTATED STOCKHOLDERS' EQUITY.- IT REPRESENTS THE EXTENT TO WHICH THE COMPANY HAS BEEN UNABLE TO MAINTAIN THE PURCHASING POWER OF CONTRIBUTIONS OF ITS STOCKHOLDERS AND ITS RETAINED EARNINGS OR DEFICIT.

H) CASH EQUIVALENTS.- CASH EQUIVALENTS ARE STATED AT THEIR ACQUISITION COST, WHICH APPROXIMATES THEIR MARKET VALUE. THE YIELDS GENERATED BY THESE INVESTMENTS ARE RECOGNIZED IN RESULTS AS ACCRUED.

I) SENIORITY PREMIUM PAYMENTS.- STARTING IN 1995, A RESERVE WAS ESTABLISHED FOR LIABILITIES TO COVER THE SENIORITY PREMIUMS TO WHICH EMPLOYEES ARE ENTITLED; AND THE INCREASES ARE CHARGED TO RESULTS FOR THE YEAR IN WHICH THEY ARE INCURRED. THIS RESERVE IS CALCULATED BASED ON ESTIMATES MADE UP TO 1996, ALTHOUGH NO FUND WAS ESTABLISHED FOR THIS PURPOSE. STARTING IN 1997, THE RESERVE IS RECORDED BASED ON AN APPRAISAL PERFORMED BY INDEPENDENT EXPERTS, IN CONFORMITY WITH BULLETIN D-3, PUBLISHED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PÚBLICOS, A C.).

J) SEVERANCE PAYMENTS.- THE PAYMENTS TO WHICH EMPLOYEES ARE ENTITLED IN THE EVENT OF DISMISSAL UNDER CERTAIN CIRCUMSTANCES ARE CHARGED TO RESULTS FOR THE YEAR INCURRED.

K) FOREIGN CURRENCY.- FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE EXCHANGE RATE APPLICABLE AT THE TRANSACTION DATE. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY ARE VALUED IN MEXICAN PESOS AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF THE FINANCIAL STATEMENTS, AND THE RESPECTIVE FLUCTUATIONS ARE RECORDED IN RESULTS.

L) LEASING RIGHTS: THE LEASING RIGHTS ACQUIRED ARE AMORTIZED WITHIN A PERIOD OF 20 YEARS, AT AN ANNUAL RATE OF 5%

M) INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING.- STARTING ON JANUARY 1, 2000, THE COMPANY ADOPTED THE GUIDELINES OF AMENDED BULLETIN D-4 "ACCOUNTING TREATMENT OF INCOME TAX, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT-SHARING". THIS BULLETIN PROVIDES FOR SIGNIFICANT CHANGES IN ACCOUNTING TREATMENT OF INCOME TAX, BY ELIMINATING THE PRIOR METHOD, KNOWN AS THE PARTIAL LIABILITY METHOD; AND REPLACING IT WITH THE COMPREHENSIVE ASSET AND LIABILITY METHOD. UNDER THIS METHOD, A DEFERRED TAX IS RECOGNIZED, IN PRINCIPLE, FOR ALL THE TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING AND TAX DIFFERENCES OF ASSETS AND LIABILITIES.

THE CUMULATIVE EFFECT FOR $61,426 IS SHOWN AS AN INCREASE IN THE HEADING OF INSUFFICIENCY IN RESTATED STOCKHOLDERS' EQUITY IN THE BALANCE SHEET PRESENTED IN THE SIFIC.

N) GOODWILL.- THE EXCESS OF COST OVER BOOK VALUE OF SHARES IN SUBSIDIARIES IS AMORTIZED OVER A PERIOD OF FIVE YEARS, AT AN ANNUAL RATE OF 20%.

4. COMMON STOCK

A) THE STOCKHOLDERS' MEETING HELD ON AUGUST 24, 1998 APPROVED ESTABLISHMENT OF A RESERVE FOR REPURCHASE OF THEIR OWN SHARES, PURSUANT TO ARTICLE 14BIS OF THE SECURITIES MARKET LAW FOR $69,596,000 (FACE VALUE OF $50,000).

B) AT THE GENERAL ORDINARY AND EXTRAORDINARY STOCKHOLDERS' MEETINGS HELD ON APRIL 25, 2001, THE STOCKHOLDERS RESOLVED TO CANCEL 1,506,233 ORDINARY SHARES, OF A SINGLE SERIES, CLASS I THAT WERE KEPT IN THE TREASURY, AMOUNTING TO $8,567 REMANING 94,666,225 ORDINARY SHARES.

C) RESOLVED TO CANCEL 8,840,008 THAT WERE IN A RESERVE FOR THE REPURCHASE OF SHARE OF $17,846, AND WHICH MAS DETERMINED AT ITS THEORETICAL VALUE AL DECEMBER, 2000. UNDER BULLETIN C-11 OF GENERAL ACCEPTED ACCOUNTING PRINCIPLES, THE DIFFERENCE BETWEEN THE PURCHASE VALUE AND THE THEORICAL AMORTIZATION VALUE IN SHOWN UNDER CAPITAL EARNED IN THE RESERVE FOR REPURCHASE OF SHARE.

5. RESTRICTIONS ON EARNINGS:

A) DIVIDENDS DISTRIBUTED, IN SHARES OR IN CASH, PROVIDED THAT THEY ARE REINVESTED WITHIN THE FOLLOWING THIRTY DAYS, WILL NOT BE TAXED UNTIL SUCH TIME AS THEY ARE REIMBURSED FOR CAPITAL DECREASE OR THE COMPANY IS DISSOLVED.

B) STARTING IN 1999, TAX TREATMENT OF DIVIDENDS IS AS FOLLOWS:

DIVIDENDS PAID TO CORPORATIONS RESIDENT IN MEXICO WILL BE TAX EXEMPT IF THEY ORIGINATE FROM THE NET TAX INCOME ACCOUNT (CUFIN); AND THEY WILL PAY 5% IF DIVIDENDS ORIGINATE FROM THE REINVESTED TAX INCOME ACCOUNT (CUFIR). DIVIDENDS PAID IN EXCESS OF THE CUFIN OR CUFIR BALANCE WILL BE SUBJECT TO INCOME TAX AT A RATE OF 35% ON THE RESULT OF MULTIPLYING THE DIVIDEND PAID BY A FACTOR OF 1.5385. THE RESPECTIVE TAX WILL BE PAYABLE BY THE COMPANY.

IN ADDITION TO THE ABOVE, DIVIDENDS PAID TO INDIVIDUALS OR CORPORATIONS RESIDENT ABROAD ARE SUBJECT TO WITHHOLDING, PAYABLE BY THE STOCKHOLDER, OF 5% ON THE RESULT OF MULTIPLYING THESE DIVIDENDS BY A FACTOR OF 1.5385 IF THEY ORIGINATE FROM THE CUFIR; AND 1.515 IF THEY ARE PAID TO INDIVIDUALS RESIDENTS IN MEXICO AND THE DIVIDENDS ORIGINATE FROM THE CUFIN.

WHEN DIVIDENDS ARE PAID TO RESIDENTS IN COUNTRIES WITH WHICH MEXICO HAS A TAX TREATY, TAX IS WITHHELD ACCORDING TO THE TERMS OF THE RESPECTIVE TREATY.

C) CONSOLIDATED INCOME FOR THE YEAR IS SUBJECT TO APPROVAL BY THE NEX STOCKHOLDERS' MEETING.

6. GOODWILL.

IN MARCH 1998, THE COMPANY ACQUIRED 51.04% OF THE SHAREHOLDINGS OF CHOPIN, S.A. DE C.V., OWNER OF THE BRAND NAME "SALA CHOPIN".
IN SEPTEMBER 2001, THE COMPANY ACQUIRED THE REST OF THE SHARES HELD BY MINORITY STOCKHOLDERS. AS A RESULT OF BOTH PURCHASES, THE COMPANY CALCULATED AS A RESULT OF THIS OPERATION MEX. PS. $ 6'108,000 (FACE VALUE OF $ 4,787,000), AND MEX. PS. $ 11,507,000 (FACE VALUE OF $11'351), THAT WILL BE AMORTIZED WITH THE PROFITS OF THE NEXT FIVE YEARS.

7. DEFERRED INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING.-

PURSUANT TO THE AMENDMENTS TO BULLETIN D-4, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PÚBLICOS, A.C.), STARTING ON JANUARY 1, 2000, THERE IS A CHANGE IN THE METHOD FOR RECOGNITION OF

THE DEFERRED EFFECT ORIGINATED BY DEDUCTING OR ACCRUSING CERTAIN ITEMS KNOWN AS TEMPORARY ITEMS, DURING A PERIOD DIFFERENT FROM THAT IN WHICH THEY ARE RECOGNIZED FOR ACCOUNTING PURPOSES.

THE NEW PROVISIONS MAKE IT COMPULSORY TO RECOGNIZE ALL DIFFERENCES, REGARDLESS OF WHETHER THEY ARE RECURRING OR NOT, AS OPPOSED TO PREVIOUS PROVISIONS THAT ALLOW FOR FAILURE TO RECOGNIZE DIFFERENCES THAT MIGHT BE CONSIDERED RECURRING. WITH THE ENTRY INTO FORCE OF THESE NEW PROVISIONS, COMPANIES ARE OBLIGED TO RECOGNIZE THE CUMULATIVE EFFECT OF THESE TEMPORARY DIFFERENCES THAT EXIST AT DECEMBER 31, 1999.

THE DEFERRED TAX LIABILITY AT MARCH 31, 2002 IS FOR $81,511 COMPRISED AS FOLLOWS:

TEMPORARY DIFFERENCES ORIGINATING FROM:

INVENTORIES	$ 260,248
FIXED ASSETS	$ 8,895
INSTALLATION EXPENSES	$ 12,666
OTHER ITEMS, NET	$ (6,501)
BASE FOR TEMPORARY ITEMS	$ 275,308
LESS: TAX LOSS CARRYFORWARDS	$ (12,165)
SUB-TOTAL	$ 263,143
TAX RATE	35%
DEFERRED TAX	$ 92,100
UNAPPROPRIATED TAX CREDITS	$ (10,588)
NET DEFERRED TAX LIABILITY	$ 81,511

INCOME TAX SHOWN IN THE STATEMENT OF INCOME IS COMPRISED AS FOLLOWS:

TAX INCURRED	$ 17,209
ADD: NET EFFECT OF DEFERRED TAX	$ (17,329)
LESS: EFFECT ON MPR OF THE INITIAL DEFERRED TAX BALANCE	$ (1,369)
TOTAL INCOME TAX	$ (1,489)

TRANSLATION

Grupo Gomo, the principal distributor of multi-trademark and multi-products of durable consumption goods for home use and entertainment, makes a report of its results applicable to the first trimester of the year 2002. The financial figures provided by this report are expressed in Mexican pesos of purchasing power up to March 31, 2002, while the increases in percentage are provided up to the first trimester of the year 2001, except if there is a specification contrary to the above.

Sales

Sales for the first quarter produced a total amount of $277.4 million pesos, remarking a decrease of 16% in respect to the year 2001. The fundamental reasons of this decrease are derived from difficulties presented by Kenwood in the supply of mini-components, which are required by our customers; likewise, we did not have enough supply of Philco TV sets, since we were changing the manufacturer in charge of assembling our products, since it could not supply the parts requested by our customers.

In a near future we will be offering a more complete stock of TV sets, and more alternatives as to Audio.

Gross Earning

Notwithstanding a decrease in sales, the gross earning was constant in respect to 1T01, reaching the $55.3 million pesos, and the above caused that our gross margin increased to exceed from 16.76% in 1T01 to 19.92% in 1T02. The above was a result of a better combination of sales with higher earning margins and discounts settled by good displacements of products provided by some of our vendors.

Operation Earnings

In 1T02 the operation earnings represented $11.3 million pesos, 24.19% lower than such observed in 1T01. An increase in sales expenses of 8.43% explains the decrease in the operative result. This increase in expenses was produced as a result for the opening of new stores, the need to invest in publicity and promotion, as well as the non-recurring increase in administrative expenses derived from liquidation of employees. It is important to mention that in spite of the decrease of our sales and the increase in our expenses, the efficiency that we showed in the improvement of our gross earning is really worthy to be highlighted, in a measure that the operative earning decreased just in 3.6 million pesos in connection with the same item during the last year.

EBITDA

During the trimester the EBITDA was 14.6 million, 12.56 lower than such resulted in 1T01, a low operative earning explains in a good measure this result.

Integral Cost of Financing (ICF)

The ICF in this quarter represented the amount of $1.19 million, and such figure was lower than the $4.9 million pesos applicable to 1T01, the item which explains this behavior is the low financial expense as a consequence of a reduction in interest rates.

Net Earning

The net earning for the trimester was the amount of $10.3 million pesos which represents the 3.73% in the trimester.

02 AUG -1 AM 9:

TRANSLATION

General Meeting of Shareholders for Grupo Comercial Gomo, S.A. de C.V. and Subsidiaries

In compliance with the by-laws of the Corporation and in representation of the Board of Directors that I preside, I hereby render before you the report regarding the operation and functioning of the Corporation during the fiscal year which concluded on December 31, 2001.

General Business Environment

The year 2001 was highlighted by events that in national and international ambits had a deep influence in the happening of business and economic activity in general in Mexico. In this order of ideas, the Mexican economy went through a fast deceleration, which reflected a decrease of 1.35 in the commercial sector.

In general terms our economy was stable pointing out the tendency to reduce the interest rates and inflation, however, the offer of credit did not increase, which affected in a sensible manner the economic recovery.

Our Group was not out of the tendency to decrease the demand, more competitive markets and, in general terms, a depressed business environment, however, our sales increased reflecting the big effort carried out by the Group.

In commercial terms our company faced a market of permanent offers and promotions, which caused lower sale prices, in this frame our position was such of not losing our participation and presence in the market, in consequence, we implemented an aggressive market strategy.

In the year 2001 our sales floor at "Sala Chopin" increased in 430 square meters. In terms of stores we had 5 stores in 2000 and we improved to 7 stores in 2001. It is important to mention that in order to improve the image and service there was an investment of $ 7.8 million pesos, in the acquisition of the stores above cited.

Likewise, on September 30, 2001, Grupo Comercial Gomo acquired the 48.95% of shares from Chopin, S.A. de C.V., which produced a difference in the purchase price and its accounting value for $14.4 million pesos, and the corporation increased to a 99.99% its holding of shares regarding such subsidiary.

Results of Operations

Next, I analyze each one of the items of our operation. The figures referred to by the present report, correspond to consolidated statements of Grupo Comercial Gomo, S.A. de C.V. and its subsidiaries which are provided in million pesos of purchasing power up to December 31, 2001.

Sales

Sales in 2001 reached $ 1,435.9 million pesos, presenting an increase of 6.4% in respect to 2000, the above as a result of our aggressive position in the market. In connection with the budget prepared for the year 2001, our sales were 5% higher to the budgeted sales, reaching as a consequence this important goal.

As a result of surpassing our sales budget was derived from the optimization of our distribution channels. In this manner, our products were sold in more points of sale throughout the country, reaching important growths in terms of displacement of units:

Growth in Displacement 2001 against 2000

Video	35.4%
Home Appliances	35.3%
Audio	27.0%

However, because of lack of dynamism in the market, Grupo Gomo faced an aggressive competition, which drove us to carry out important discounts and promotions in order to continue with our participation in the market. In this manner there was a privilege on sales volume as an strategic condition in the plans of the company.

The business line with more demand during the year was, unquestionably, the video business line presenting an increase in sales of 21.1% with respect to the prior year. This is derived mainly, to the higher penetration of "Philco" products, since they have affordable prices with a high penetration in the popular market. Likewise, the sales of Sala Chopin increased in a 11.6% in comparison with the year 2000, this is principally in reference to musical instruments. On the other hand, the business line which presented the highest reduction was the entertainment business line, registering a loss of sales of a 38.8% considered on a yearly basis, since Sony Entertainment withdrew the exclusive distribution of Play Station, making difficult to bring that type of products at a better price.

Gross Earning

The gross earning in 2001 represented an amount of $267.5 million pesos, observing a decrease of 12.8% in respect to the year 2000, in the same manner the gross margin was from 22.7% in 2000 to 18.6% in the year 2001. Our decrease in margins is a result of discounts and promotions that we carry out in order to create incentives applicable directly to the demand of our products.

(Million Pesos)

		ACCRUED		Variation	
	December 2001	December 2000	December Budget 2001	% 2000	% Budget 2001
Net Sales	1.435.9	1.349.6	1.367.6	6.40%	5.00%
Cost of Sales	1.168.4	1.042.9	1.088.3	12.03%	7.35%
Gross Proffit	**267.5**	**306.7**	**279.3**	**-12.77%**	**-4.20%**

Earning Margins in 2001



Gross Marg.
Operative Marg.
Net Marg.
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%

	1T01	2T01	3T01	4T01	Accrued
Gross Marg.	16.76%	18.96%	18.50%	19.84%	18.63%
Operative Marg.	4.52%	6.52%	4.07%	5.43%	5.20%
Net Marg.	5.22%	2.84%	-3.38%	1.30%	1.56%

Earnings Margin in 2000



Gross Marg.
Operative Marg.
Net Marg.
25,00%
20,00%
15,00%
10,00%
5,00%
0,00%

	1T00	2T00	3T00	4T00	Acumulado
Gross MArg.	23,86%	22,55%	23,75%	21,45%	22,73%
Operative Marg.	12,22%	10,79%	8,99%	10,24%	10,57%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Operative Expenses

The operative expenses in the year 2001 represented an amount of $192.9 million pesos, which is a figure of 17.6% higher than the one registered in the year 2000, its participation in sales increased from 12.2% in the year 2000 to 13.4% in the year 2001. This increase in operative expenses is derived from:

- Increase in the cost of personnel:
  - Derived from hiring promoters for sales floors.
  - The change in the payment terms to promoters, as an outsource individual to a hired individual, which increased the load of expenses of the corporation.
- Increase in expenses for rent applicable to opening of new stores.
- Increase in freights caused by a longer displacement of a product.
- Use of custodies for surveillance of transportation of the merchandise, as a situation that was not present in the year 2000.
- Increases of entries for amortization and depreciation when increasing the assets base.
- Higher traveling expenses:
  - Derived from trips made to get new products and better margins projected to the future.
  - Derived from trips to visit customers in the Republic of Mexico, as well as an increase in the distribution, which in specific, represents the growth in sales of the period of time.

For this reason, in the year 2000 we have started an aggressive policy to reduce expenses, therefore, we are focusing in the rational use of personnel, by means of absorbing activities in posts which already exist, and in the reduction of office expenses.

Operative Earning

As a result of higher costs and expenses of sales, the operative earning was placed in this fiscal year for the amount of $74.6 million pesos, registering a decrease of a 47.7% in respect to the result of the year 2000. In this manner, our operative margin moved from 10.6% in the year 2000 to 5.2% in this fiscal year.

Integral Cost of Financing

The integral cost of financing was $21.7 million pesos, which compares favorably with the $42.4 million pesos in the year 2000; this result derives from an earning caused by exchange rates, lower payment of interests and a lower operative monetary loss. In this manner the ICF presented a reduction of a 48.8%.

Net Earning

The net earning for the fiscal year of 2001 was $22.4 million pesos, 64.9% lower than such registered in the year 2002 for the amount of $63.7 million pesos; the low operative results explain this behavior. The gross margin was placed in a 1.6%.

Financial Situation

In the year 2001 our pending assets decreased in a 1.6% as a result of a reduction of the available assets, while our total assets increased in a 0.9% as a result of the increase registered in the area of fixed assets.

Our liabilities with cost presented a decrease of 20.9%, which really constitutes a very important achievement.

The total liabilities increased in a 3.8% derived mainly from the net result in the increase of the area of vendors and deferred taxes, and the reduction of the liabilities with cost.

Repurchased Shares

During this fiscal year, there was an acquisition of 927,700 own shares with an investment of $3.7 million pesos.

Taking into consideration that the year 2001 was a fiscal year extremely difficult for our corporation, in which we faced situations such as a strong competition, a lower demand in our sector and critical events in the international ambit, we will do our best to keep our leadership in the year 2002.

Mexico City, Federal District, April 30, 2002.

Sincerely Yours,

Juan Manuel Jimenez Gomez

President for The Board of Directors

TRANSLATION

Mexico City, Federal District, May 30, 2002

MEXICAN STOCK MARKET
(BOLSA MEXICANA DE VALORES)
Paseo de la Reforma 255, Planta Baja
Col. Cuauhtemoc
C.P. 06500
Mexico, D.F.

Att'n: Office for Surveillance and Market Development

In compliance with provision number seven contained in Order 11-31, issued by National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*), in connection with Sections I and VIII of provision 4.033.00 related to Internal Regulations of that Institution, we hereby provide to the Mexican Stock Market the information related to the total number of shares which represent the capital stock from Grupo Comercial Gomo, S.A. de C.V., distributed among the investors in general as follows:

1. CODE OF ISSUER: **GOMO**

2. CAPITAL STOCK DULY SUBSCRIBED AND PAID: $180'543,437.01

3. DISTRIBUTION OF SHARES

Series	Total Number of Shares	Total Number of Investors
Sole	91'653,759	105 (*)

(*) The total number of investors (105) is an estimate, since 12 stock exchange firms did not file their permits for access, therefore, the related lists of clients is not available.

MINUS:

4. Shares owned by members of the Board of Administration, Managing Director and executives of the issuer within the two hierarchies next to the Managing Director, as well as spouses, relatives with consanguinity or affinity in first degree, or civil consanguinity or affinity with the individuals above cited.

Series	Total Number of Shares	Total Number of Investors
Sole	36'837,400	7

5. Shares owned by members of the Board of Administration, Managing Director and executives of the issuer within the two hierarchies next to the Managing Director, as well as spouses, relatives with consanguinity or affinity in first degree, or civil consanguinity or affinity with the individuals above cited.

Series	Total Number of Shares	Total Number of Investors
Sole	4	1

6. Shares owned by shareholders who hold 10% (ten percent) or more of the capital stock of the issuing corporation as long as they are not included in items 3 and 4 above.

Series	Total Number of Shares	Total Number of Investors
Sole	38'601,352	2

7. SHARES DISTRIBUTED AMONG INVESTORS IN GENERAL

(As a result of substracting the shares reported in item 3, the sum of securities reported in items 4, 5 and 6 above):

	Series	Number of Shares	Number of Shareholders
	Sole	16'215,030	95
TOTAL		91'653,759	105

The undersigned, under oath and warned of the crime of perjury, provides before this Institution the information contained herein, for purposes of evaluating the compliance of requirements to maintain the recording of shares from Grupo Comercial Gomo, S.A. de C.V. in the National Registry of Securities as well as the list of authorized securities to quote in this Mexican Stock Market, referred to by the Order above cited.

Sincerely Yours,

Mr. Victor Hugo Padilla Mendez

Director of Administration and Comptrollership